UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F

☒

Form 40-F

☐

This

Form 6-K

consists of

the

UBS AG

audited standalone

financial statements

for the

year ended

31 December
2023, as

well as the

consent of Ernst

& Young

Ltd. with respect

thereto, which appear

immediately following this
page.

UBS AG

Standalone financial statements and regulatory

information for the year ended
31 December 2023

Table of contents
1
UBS AG standalone financial statements
(audited)
42
UBS AG standalone regulatory information

UBS AG standalone financial statements

(audited)

UBS AG standalone financial statements

(audited)
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.23 31.12.22 31.12.23 31.12.22
Interest and discount income
1
18,473 7,133 16,540 6,821
Interest and dividend income from trading portfolio
1
2,664 2,199 2,389 2,097
Interest and dividend income from financial investments 1,216 359 1,089 344
Interest expense
2
(24,683) (9,197) (22,104) (8,799)
Gross interest income (2,330) 495 (2,086) 463
Credit loss (expense) / release 12 (13) 18 (13) 17
Net interest income (2,343) 513 (2,099) 480
Fee and commission income from securities and investment business and other fee and
commission income 2,435 2,756 2,193 2,618
Credit-related fees and commissions 125 99 111 95
Fee and commission expense (705) (684) (632) (651)
Net fee and commission income 1,855 2,171 1,672 2,062
Net trading income

3

7,253 5,796 6,527 5,512
Net income from disposal of financial investments 43 (110) 38 (106)
Dividend income from investments in subsidiaries and other

participations
4 5,430 6,465 4,862 6,183
Income from real estate holdings 405 394 363 375
Sundry ordinary income 5 1,596 1,467 1,426 1,397
Sundry ordinary expenses 5 (407) (937) (366) (888)
Other income from ordinary activities 7,068 7,279 6,323 6,962
Total operating income 13,832 15,759 12,422 15,015
Personnel expenses 6 3,408 3,109 3,063 2,960
General and administrative expenses 7 4,118 3,543 3,684 3,375
Subtotal operating expenses 7,526 6,653 6,747 6,334
Impairment of investments in subsidiaries and other participations 4 3,715 1,056 3,343 1,014
Depreciation, amortization and impairment of property, equipment, software and intangible
assets 765 743 687 708
Changes in provisions for litigation, regulatory and similar matters, and other provisions
33 54 29 50
Total operating expenses 12,040 8,505 10,805 8,106
Operating profit 1,792 7,253 1,617 6,909
Extraordinary income 8 34 201 32 191
Extraordinary expenses 8 2 2 2 2
Tax expense / (benefit) 9 310 295 283 281
Net profit / (loss)

1,515 7,157 1,364 6,817
1 Interest income includes negative interest income, which was not material for the year ended 31 December 2023 (approximately USD 0.4bn (CHF 0.4bn)

for the year ended 31 December 2022).

2 Includes negative
interest expense on financial liabilities, which was not material for the year ended 31 December 2023 (approximately

USD 0.4bn (CHF 0.4bn) for the year ended 31 December 2022).

UBS AG standalone financial statements

(audited)

Balance sheet

USD m CHF m
Note 31.12.23 31.12.22 31.12.23 31.12.22
Assets
Cash and balances at central banks 12 49,449 48,344 41,620 44,684
Due from banks 12, 23 56,082 31,450 47,204 29,069
Receivables from securities financing transactions

10, 12, 23 69,381 58,141 58,398 53,739
Due from customers 11, 12, 23 107,463 105,552 90,451 97,561
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing capacity
1
11, 12, 23 29,380 27,678 24,729 25,582
Mortgage loans 11, 12 5,116 5,039 4,306 4,657
Trading portfolio assets 13 124,682 98,566 104,943 91,104
Derivative financial instruments 14 10,056 14,701 8,464 13,588
Financial investments 15 40,874 43,746 34,403 40,434
Accrued income and prepaid expenses 12 3,000 1,872 2,525 1,730
Investments in subsidiaries and other participations 4 48,090 51,029 40,477 47,165
Property, equipment and software 5,049 5,134 4,250 4,745
Other assets 11, 12, 16 9,905 13,516 8,336 12,491
Total assets 558,527 504,767 470,106 466,550
of which: subordinated assets 20,183 18,748 16,988 17,329
of which: subject to mandatory conversion and / or debt waiver

19,250 18,042 16,202 16,676
Liabilities
Due to banks 23 62,428 47,329 52,545 43,745
Payables from securities financing transactions

10, 23 23,774 23,497 20,011 21,718
Due to customers 23 147,388 138,941 124,055 128,421
Funding received from UBS Group AG measured at amortized cost 20, 23 70,620 61,202 59,440 56,568
Trading portfolio liabilities 13 27,280 25,058 22,961 23,160
Derivative financial instruments 14 16,921 17,429 14,242 16,109
Financial liabilities designated at fair value 13, 19 80,859 70,603 68,058 65,258 of which: funding received from UBS Group AG 19, 20, 23 2,711 1,959 2,282 1,811
Bonds issued 20 67,144 56,148 56,514 51,897
Accrued expenses and deferred income 5,474 3,592 4,608 3,320
Other liabilities 16 1,755 1,582 1,475 1,462
Provisions 12 2,008 2,026 1,690 1,872
Total liabilities 505,650 447,406 425,600 413,532
Equity
Share capital 21 386 393 380 386
Statutory capital reserve 36,334 36,326 35,655 35,649
of which: capital contribution reserve

2
22,190 36,326 23,936 35,649

of which: other statutory capital reserve
14,144 11,719
Voluntary earnings reserve 14,642 13,485 7,107 10,167
Net profit / (loss) for the period 1,515 7,157 1,364 6,817
Total equity

52,877 57,361 44,506 53,018
Total liabilities and equity 558,527 504,767 470,106 466,550 of which: subordinated liabilities 77,573 66,872 65,293 61,809 of which: subject to mandatory conversion and / or debt waiver

77,012 66,314 64,820 61,293
1 Represents the Swiss GAAP carrying

amount of instruments qualifying as total

loss-absorbing capital at the level

of the respective subsidiaries.

2 The capital contribution reserve

balance of USD 22,190m as

of
31 December 2023 can be distributed free of withholding tax to the shareholder. Refer to the

Statement of changes in equity for more information.

UBS AG standalone financial statements

(audited)

Balance sheet (continued)
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Off-balance sheet items
Contingent liabilities, gross 31,360 20,359 26,395 18,818
Sub-participations (990) (1,069) (834) (988)
Contingent liabilities, net 30,369 19,290 25,562 17,830
of which: guarantees to third parties related to subsidiaries 6,362 6,156 5,355 5,690
Irrevocable loan commitments, gross 19,900 16,272 16,749 15,041
Sub-participations 8 0 7 0
Irrevocable loan commitments, net 19,892 16,272 16,743 15,041
Forward starting transactions
1
102,122 54,321 85,955 50,208
of which: forward starting reverse repurchase agreements 63,527 27,343 53,470 25,273 of which: repurchase agreements 38,595 26,978 32,485 24,936
Liabilities for calls on shares and other equity instruments 5 5 4 4
1 Cash to be paid in the future by either UBS AG or the counterparty.
Off-balance sheet items
Contingent liabilities include

indemnities and guarantees

issued by UBS

AG for the

benefit of subsidiaries

and creditors
of subsidiaries.
Where

the

indemnity

amount

issued

by

UBS

AG

is

not

specifically

defined,

the

indemnity

relates

to

the

solvency

or
minimum capitalization of a subsidiary, and therefore no

amount is included in the table above.
Joint and several liability – value-added tax
UBS AG is jointly

and severally liable

for the combined

value-added tax (
VAT
) liability of

UBS entities that

belong to the
VAT

group of UBS in Switzerland. This contingent liability

is not included in the table above.
Guarantees – UBS Europe SE
Following the combined

UK business transfer

and cross-border merger of

UBS Limited into

UBS Europe SE

in March 2019,
UBS AG issued a guarantee

for the benefit of

counterparties of UBS Europe

SE’s investment banking business,

covering
transactions subject to master netting agreements.

A similar guarantee that UBS AG issued in 2003 for

the benefit of each counterparty of UBS Limited also continues to be effective. This guarantee covers transactions in accordance with and contemplated under any agreement entered into by
UBS Limited

prior to

the merger

into UBS

Europe SE,

to the

extent that

such an

agreement has

not been

amended by
UBS Europe SE thereafter.

Under both

guarantees, UBS

AG promises

to pay

to the

beneficiary counterparties

any unpaid

liabilities covered

under
the terms of the guarantees on

demand. These guarantees are

included as contingent liabilities in the

off-balance sheet
items table above.

Indemnities – UBS Europe SE
In connection

with the

establishing of

UBS Europe

SE in

2016, UBS

AG entered

into agreement

s

with UBS

Europe

SE
under which UBS

AG would provide

UBS Europe SE

with limited indemnification

of payment obligations

that may arise
from certain litigation, regulatory

and similar matters.

As of

31 December

2023, the

amount of

such potential

payment obligations

could

not be

reliably estimated

and the
likelihood of

an outflow

is not

considered to

be probable

or the

probability of

an outflow

was assessed

to be

remote;
therefore, the table above does not include any amount

related to this limited indemnification.
In addition, in accordance with the

bylaws of the Deposit Protection Fund

of the Association of German

Banks, UBS AG
issued an indemnity in

favor of this fund

on behalf of UBS

Europe SE. The probability

of an outflow was

assessed to be
remote, and as a result, the table above does not include

any exposure arising under this indemnity.

UBS AG standalone financial statements

(audited)

Statement of changes in equity
USD m Share capital
Statutory
capital reserve
of which:
capital
contribution
reserve
of which:

other statutory
capital reserve
Voluntary
earnings

reserve and
profit / (loss)
carried forward
Net profit /
(loss)

for the period Total equity
Balance as of 1 January 2023 393 36,326 36,326 13,485 7,157 57,361
Net profit / (loss) appropriation 7,157 (7,157) 0
Dividend distribution (6,000) (6,000)
Share capital currency conversion
1
(7) 7 2,236 (2,228) 0
Reclassification
2
(16,372) 16,372 0
Net profit / (loss) for the period 1,515 1,515
Balance as of 31 December 2023 386 36,334 22,190 14,144 14,642 1,515 52,877
1 Refer to Note 21a for more information.

2 In 2023, the Swiss Federal

Court confirmed the practice of the

Swiss Federal Tax

Administration (SFTA) which

limits the capital contribution reserve distributable

to the
shareholders free of

withholding tax

to an amount

confirmed by the

SFTA. In

order to

align the capital

contribution reserve to

the amount confirmed

by the

SFTA, USD

16,372m was

reclassified from

the capital
contribution reserve to

the other statutory

capital reserve.

This resulted

in a capital

contribution reserve balance

of USD 22,190m

as of 31

December 2023 which

can be distributed

free of withholding

tax to the
shareholder. The reclassification did not change

total Statutory capital reserve and equity reported for UBS AG.
CHF m Share capital
Statutory
capital reserve
of which:
capital
contribution
reserve
of which:

other statutory
capital reserve
Voluntary
earnings

reserve and
profit / (loss)
carried forward
Net profit /
(loss)

for the period Total equity
Balance as of 1 January 2023 386 35,649 35,649 10,167 6,817 53,018
Net profit / (loss) appropriation 6,817 (6,817) 0
Dividend distribution (5,361) (5,361)
Share capital currency conversion
1
(6) 6 2,068 (2,062) 0
Reclassification
2
(13,780) 13,780 0
Currency translation difference (4,516) (4,516)
Net profit / (loss) for the period 1,364 1,364
Balance as of 31 December 2023 380 35,655 23,936 11,719 7,107 1,364 44,506
1 Refer to Note 21a for more information.

2 In 2023, the Swiss Federal

Court confirmed the practice of the

Swiss Federal Tax

Administration (SFTA) which

limits the capital contribution reserve distributable

to the
shareholders free of

withholding tax

to an amount

confirmed by the

SFTA. In

order to

align the capital

contribution reserve

to the

amount confirmed

by the

SFTA, CHF

13,780m was

reclassified from

the capital
contribution reserve to the other statutory capital reserve. The reclassification did not change total Statutory capital reserve and equity reported for UBS AG.
Statement of proposed appropriation of total profit and

dividend distribution
The Board of Directors (the

BoD) proposes that the Annual

General Meeting of Shareholders (the AGM)

on 23 April 2024
approve

the appropriation

of total

profit

and an

ordinary

dividend distribution

of USD

3,000m out

of the

total

profit
(USD 1,515m) and out of the
Voluntary earnings reserve

(USD 1,485m) as follows.
Appropriation of and distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.23
1
Net profit for the period 1,515 1,364
Profit / (loss) carried forward 0 0
Total profit available for appropriation 1,515 1,364
Appropriation of total profit
Dividend distribution (1,515) (1,364)
Profit / (loss) carried forward 0 0
Proposed dividend out of voluntary earnings reserve
Total voluntary earnings reserve before distribution 14,642 7,107
Dividend distribution (1,485) (1,161)
Total voluntary earnings reserve after distribution 13,157 5,946
1 For illustrative purposes, the proposed dividend of

USD 3,000m is converted to

Swiss francs at the closing exchange

rate as of 31 December

2023 (CHF / USD 1.19), which

equals a Swiss franc dividend

of CHF
2,525m
and would result in a distribution of CHF 1,364m out of total profit and the remainder of CHF 1,161m out of the voluntary earnings reserve.

UBS AG standalone financial statements

(audited)

Note 1

Name, legal form and registered office
UBS AG

is incorporated

and domiciled

in Switzerland.

Its registered

offices

are

at Bahnhofstrasse

45,

CH-8001 Zurich
and

Aeschenvorstadt

1,

CH-4051

Basel,

Switzerland.

UBS

AG

operates

under

Art.

620

et

seq.

of

the

Swiss

Code

of
Obligations and Swiss banking law as an
Aktiengesellschaft
, a corporation limited by shares.
UBS AG is a

regulated bank in Switzerland and

is 100% owned by UBS

Group AG, the ultimate parent

of the UBS Group.
UBS AG holds

investments in

and provides

funding to

subsidiaries, including

the other

banking subsidiaries

of the

UBS
Group. In addition, UBS AG operates globally, including business activities from all five UBS business divisions and Group
Items. In

the ordinary

course of

business, the

main contributors

to the

net profit

/ (loss)

of UBS

AG are

Global Wealth
Management,

the

Investment

Bank,

Group

Treasury

and

Group

Services.

The

balance

sheet

is

mainly

composed

of
financial

assets

and

liabilities

from

the

Investment

Bank,

Global

Wealth

Management

businesses

booked

outside

of
Switzerland

and Group

Treasury, as

well as

investments

in subsidiaries

and other

participations

in Group

Treasury

and
fixed assets of Group Services.

UBS AG

employed 10,398

personnel on

a full-time

equivalent basis

as of

31 December

2023, compared

with 10,333
personnel as of 31 December 2022.

Note 2

Accounting policies
a) Significant accounting policies
UBS AG standalone

financial statements are prepared in

accordance with Swiss

GAAP (the FINMA

Accounting Ordinance,
FINMA Circular 2020/1 “Accounting – banks” and

the Banking Ordinance) and represent

“reliable assessment statutory
single-entity financial

statements.” The

accounting policies

are principally

the same

as those

outlined in

Note 1

to the
consolidated financial

statements of

UBS AG

included in

the UBS AG

Annual Report

2023.

Major differences

between
the

Swiss

GAAP

requirements

and

IFRS

Accounting

Standards

are

described

in

Note

33

to

the

consolidated

financial
statements of UBS AG. The significant accounting policies applied for the standalone financial statements of UBS AG are
discussed below.
›
Refer to the UBS AG consolidated financial

statements in the UBS AG Annual Report

2023 for more information
Compensation policy
The compensation

structure and

processes of

UBS AG

conform to

the compensation

principles and

framework of

UBS
Group AG. For detailed information, refer

to the Compensation Report of UBS Group

AG.
Deferred compensation
Expenses for

deferred

compensation awards

granted by

UBS Group

AG to

employees

of UBS

AG in

the form

of UBS
shares, notional investment funds and notional additional tier 1 (AT1) capital instruments are charged by UBS Group AG
to UBS AG.
›
Refer to Note 27 to the UBS AG consolidated

financial statements in the UBS AG Annual

Report 2023

for more information
Foreign currency translation
Non-US

dollar-denominated

transactions

are

translated

into

US

dollars

at

the

spot

exchange

rate

on

the

date

of

the
transaction. At the balance sheet

date, all non-US dollar-denominated

monetary assets and liabilities,

as well as non-US
dollar-denominated equity instruments recorded in
Trading portfolio assets

and
Financial investments
, are translated into
US

dollars

using

the

closing

exchange

rate.

Non-monetary

items

measured

at

historic

cost

are

translated

at

the

spot
exchange rate on the date of the transaction. Assets and liabilities of branches with functional currencies other than the
US dollar

are

translated into

US dollars

at the

closing exchange

rate. Income

and expense

items of

such branches

are
translated

at

weighted-average

exchange

rates

for

the

period.

All

currency

translation

effects

are

recognized

in

the
income statement.
The

main

currency

translation

rates

used

by

UBS

AG

are

provided

in

Note

32

to

the

UBS

AG

consolidated

financial
statements in the UBS AG Annual Report 2023.
›
Refer to the UBS AG consolidated financial

statements in the UBS AG Annual Report

2023 for more information

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Presentation currencies
As the primary presentation currency of the financial statements of UBS AG is the US dollar,

amounts in Swiss francs are
additionally presented for each component

of the financial statements. UBS

AG applies the modified

closing rate method
for converting the

US dollar

presentation currency

amounts into

Swiss francs:

assets and

liabilities are

converted at

the
closing rate, equity positions

at historic rates,

and income and expense

items at the weighted-average rate

for the period.
The resulting currency translation effects

are recognized separately in the
Voluntary earnings reserve
.
Structured debt instruments
Structured

debt

instruments

consist

of

debt

instruments

issued

and

transacted

over

the

counter

and

include

a

host
contract and

one or more

embedded derivatives

that do

not relate

to UBS AG’s

own equity.

By applying

the fair

value
option, the vast majority

of structured debt instruments are measured at fair

value as a whole

and recognized in

Financial
liabilities designated at

fair value.

The fair

value option for

structured debt instruments

can be

applied only if

the following
criteria are cumulatively met:
–
the structured debt instrument is measured

on a fair value basis and is subject to risk management

that is equivalent
to risk management for trading activities;
–
the application of the fair value option eliminates or significantly reduces an accounting mismatch that would
otherwise arise; and

–
changes in fair value attributable to changes in unrealized

own credit are not recognized.
Fair value changes related to
Financial liabilities designated at fair value,

excluding changes in unrealized own credit, are
recognized in
Net trading income.

Interest expense on
Financial liabilities designated at fair value
is recognized in
Interest
expense.
Where the designation

criteria for the

fair value option

are not met,

the embedded derivatives are

assessed for bifurcation
for

measurement

purposes.

Bifurcated

embedded

derivatives

are

measured

at

fair

value

through

profit

or

loss

and
presented in the same balance sheet line as the host contract.
›
Refer to Note 19 for more information
Group-internal funding
UBS AG obtains funding from

UBS Group AG in the

form of loans that are subject

to mandatory conversion and /

or debt
waiver, as explained below, and generally either qualify as loss-absorbing tier 1 capital or as gone concern loss-absorbing
capacity,

i.e., total funding

eligible as total

loss-absorbing capacity

(TLAC), at the

UBS AG consolidated

and standalone
levels. A portion

of Group-internal

funding obtained is

further on lent

by UBS AG

to certain

subsidiaries in the

form of
loans.
›
Refer to Note 20 for information about funding

eligible as total loss-absorbing capacity at

the UBS AG level
UBS

AG

obligations

arising

from

Group-internal

funding

it

has

received

are

presented

as
Funding

received

from

UBS
Group AG measured

at amortized cost

and
Funding received from

UBS Group AG
within
Financial liabilities designated
at fair

value.

UBS AG

claims arising

from Group-internal

funding it

has provided

are presented

as
Funding provided

to
significant regulated

subsidiaries

eligible as

total

loss-absorbing

capacity

and are

measured

at amortized

cost less

any
allowance for expected credit losses.

Subordinated assets and liabilities
Subordinated assets

are composed of claims

that, based on an

irrevocable written declaration, in the

event of liquidation,
bankruptcy

or

composition

concerning

the

debtor,

rank

after

the

claims

of

all

other

creditors

and

may

not

be

offset
against

amounts

payable

to

the

debtor

nor

be

secured

by

its

assets.
Subordinated

liabilities

are

composed

of
corresponding obligations.

Subordinated

assets

and

liabilities

that

contain

a

point-of-non-viability

clause

in

accordance

with

Swiss

capital
requirements pursuant to Art. 29

and 30 of the

Capital Adequacy Ordinance are disclosed as

being
Subject to mandatory
conversion and / or debt

waiver

and provide for the claim

or the obligation to be

written off or converted

into equity in
the event that the issuing bank reaches a point of non-viability.

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Investments in subsidiaries and other participations
Investments in subsidiaries and other participations

are equity interests that are

held to carry on the business of UBS

AG
or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its
business on a

global basis. The

investments are

measured individually

and carried

at cost

less impairment.

The carrying
amount

is

tested

for

impairment

annually

and

when

indicators

of

a

potential

decrease

in

value

exist,

which

include
significant operating losses incurred

or a severe depreciation

of the currency in which

the investment is denominated.

If
an investment in a

subsidiary is impaired, its value

is generally written down to

the net asset value.

Subsequent recoveries
in value are

recognized up to

the original cost

value based on

either the increased

net asset value

or a value

above the
net

asset

value

if,

in

the

opinion

of

management,

forecasts

of

future

profitability

provide

sufficient

evidence

that

a
carrying amount

above net

asset value

is supported.

Management may

exercise its

discretion as

to what

extent and

in
which period a recovery in value is recognized.
Impairments

of

investments

are

presented
as

Impairment

of

investments

in

subsidiaries

and

other

participations
and
reversals of impairments are presented as
Extraordinary income

in the income statement. Impairments and partial

or full
reversals of impairments for a subsidiary during the same

annual period are determined on a net basis.
›
Refer to Note 4 for more information
Hedge accounting for Investments in subsidiaries and

other participations

UBS

AG

applies

hedge

accounting

for

certain

investments

in

subsidiaries

and

other

participations

denominated

in
currencies

other

than

the

US

dollar,

which

are

designated

as

hedged

items.

For

this

purpose,

foreign

exchange

(FX)
derivatives, mainly FX forwards and FX swaps, are

used and designated as hedging instruments.
The hedged risk

is determined as

the change in

the carrying amount

of the hedged

item arising solely

from changes in
spot FX

rates.

Consequently,

UBS AG

only

designates

the

spot element

of the

FX derivatives

as hedging

instruments.
Changes in the fair

value of the

hedging instruments attributable

to changes in

forward points are

not part of a

hedge
accounting designation. These amounts, therefore, do not form part of the effectiveness assessment and are recognized in
Net trading income
.
The effective portion of gains and losses of these FX derivatives is deferred on the balance sheet as
Other assets

or
Other
liabilities

to the extent no change

is recognized in the carrying amount

of the hedged item arising

from changes in spot
FX rates. Otherwise,

the effective portion of

gains and losses of

these FX derivatives

is matched with the

corresponding
valuation

adjustments

of

the

hedged

item

recorded

in

the

income

statement

and

recorded

either

as

a

reduction

of
Impairment of investments in subsidiaries and other participations or as
Extraordinary income.
Revenue and expense transfers with other Group entities
UBS

AG

pays

to

and

receives

amounts

from

other

Group

entities

in

connection

with

revenue

sharing

arrangements,
primarily related to the Investment Bank. Revenues transferred to and received from

Group entities are settled in cash as
entity revenue transfers paid or

received. When the nature of

the underlying transaction between UBS

AG and the Group
entity

contains

a

single,

clearly

identifiable

service

component,

related

income

and

expenses

are

presented

in

the
respective

income statement

line item,

e.g.,
Fee and

commission income

from securities

and investment

business and
other fee and commission income
,
Fee and commission expense

or
Net trading income
. To

the extent the nature

of the
underlying

transaction

contains

various

service

components

and

is

not

clearly

attributable

to

a

particular

income
statement line item,

related income and

expenses are presented in
Sundry ordinary

income
and
Sundry ordinary

expenses
.
UBS AG

receives services from

UBS Business

Solutions AG, mainly

relating to

the Group

Operations and

Technology Office,
as well as certain other services from other Group entities.
UBS AG provides services to Group entities, mainly relating

to real estate and selected other Group Services functions.
Services received

from and provided

to Group entities

are settled in

cash as entity

cost transfers paid

or received. Entity
cost

transfers

paid

are

presented

within
General

and

administrative

expenses

and

entity

cost

transfers

received

are
presented within
Sundry ordinary income
or
Income from real estate holdings
.
›
Refer to Notes 5 and 7 for more information

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards

or Swiss

accounting standards

for post-employment

benefit
plans, with the election made on a plan-by-plan basis.
UBS AG has elected to apply

Swiss GAAP (FER 16) for the

Swiss pension plan in its standalone

financial statements. The
requirements of Swiss GAAP (FER 16) are better aligned with

the specific nature of Swiss pension plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated as defined benefit plans
under IFRS Accounting Standards.

Swiss GAAP (FER 16) require that

the employer contributions to the pension

fund are
recognized as
Personnel expenses

in the

income statement.

The employer

contributions to

the Swiss

pension fund

are
determined as a

percentage of contributory

compensation. Furthermore,

Swiss GAAP

(FER16) require an

assessment as
to

whether,

based

on

the

financial

statements

of

the

pension

fund

prepared

in

accordance

with

Swiss

accounting
standards (FER 26), an economic

benefit to, or obligation

of, UBS AG arises from

the pension fund that

is recognized in
the balance

sheet

when conditions

are

met. Conditions

for

recording a

pension asset

or liability

would

be met

if, for
example, an employer contribution reserve is available or

UBS AG is required to contribute to the reduction of a pension deficit (on a FER 26 basis).
Key differences

between Swiss GAAP

(FER 16)

and IFRS Accounting

Standards include the

treatment of dynamic

elements,
such as future salary

increases and future interest credits

on retirement savings, which are

not considered under the static
method used

in accordance

with Swiss

GAAP (FER

16). Also,

the discount

rate used

to determine

the defined

benefit
obligation in

accordance with

IFRS Accounting

Standards is

based on

the yield

of high-quality

corporate bonds

of the
market in the respective pension

plan country. The discount

rate used in accordance with

Swiss GAAP (FER 16), i.e.,

the
technical interest

rate,

is determined

by the

Pension Foundation

Board, based

on the

expected

returns of

the Board’s
investment strategy.
›
Refer to Note 22 for more information
UBS

AG

has

elected

to

apply

IFRS

Accounting

Standards

(IAS 19)

for

its

non-Swiss

defined

benefit

plans.

However,
remeasurements

of the

defined

benefit obligation

and the

plan assets

are recognized

in the

income statement

rather
than directly

in equity.

For corresponding

disclosures in

accordance with

IAS 19

requirements,

refer

to Note 26

to the
consolidated financial statements of UBS AG.
›
Refer to the UBS AG consolidated financial

statements in the UBS AG Annual Report

2023 for more information
Deferred taxes
Deferred tax assets are not recognized in UBS AG’s standalone financial statements. However, deferred tax liabilities may be

recognized

for

taxable

temporary

differences.

Changes

in

the

deferred

tax

liability

balance

are

recognized

in

the
income statement.
Allowances and provisions for expected credit losses
UBS AG is required

to apply expected

credit loss (ECL)

approaches for credit-impaired

and non-credit-impaired

financial
instruments in its standalone financial statements.

For

the

substantial

majority

of

non-credit-impaired

exposures

within

the

scope

of

the

Swiss

GAAP

ECL

requirements,
UBS AG has chosen to

apply the IFRS Accounting Standards ECL

approach that is also applied

in its consolidated financial
statements.

These exposures

include all

financial

assets

that are

measured

at amortized

cost under

both frameworks,
Swiss

GAAP

and

IFRS

Accounting

Standards,

fee

and

lease

receivables,

claims

arising

from

Group-internal

funding
presented as
Funding provided to

significant regulated

subsidiaries eligible as

total loss-absorbing capacity
, guarantees,
irrevocable

loan

commitments,

revolving

revocable

credit

lines

and

forward

starting

reverse

repurchase

and

securities
borrowing

agreements.

Further

information

about

the

ECL

approach

under

IFRS

Accounting

Standards

is

provided

in
Note 1 to the consolidated financial statements of UBS AG.
›
Refer to the UBS AG consolidated financial

statements in the UBS AG Annual Report

2023 for more information
For the

small

residual

population

of exposures

within

the

scope

of the

Swiss

GAAP

ECL requirements,

which

are

not
subject to ECL under IFRS Accounting Standards due to

classification differences, alternative approaches are applied.

–
For exposures for which Pillar 1 internal

ratings-based models are applied for measurement of credit risk RWA,

ECL for
such exposures is

calculated as the

regulatory expected

loss (EL), with

an add-on to

scale up to

the residual maturity
of exposures

maturing beyond the

next 12

months. This

approach is

mainly applied

for brokerage receivables

presented
within
Due from customers,
which
generally mature within 12 months.

For detailed information about

regulatory EL,
refer to the “Risk management and control”

section of the UBS AG Annual Report 2023.
–
For

exposures

for

which

the

standardized

approach

is

applied

for

the

measurement

of

credit

risk

RWA,

ECL

is
determined using

a portfolio

approach that

derives a

conservative probability

of default

(PD) and a

conservative loss
given

default

(LGD)

for

the

entire

portfolio.

This

approach

is

mainly

applied

for

a

small

number

of

loans

to

large
corporate clients presented within
Due from customers.

UBS AG standalone financial statements

(audited)

Note 2

Accounting policies (continued)
UBS

applies

a

single

definition

of

default

for

credit

risk

management

purposes,

regulatory

reporting

and

ECL,

with

a
counterparty classified as defaulted based on quantitative

and qualitative criteria.
›
Refer to “Credit policies for distressed assets” in the “Risk management and control” section of the UBS AG consolidated

financial
statements in the UBS AG Annual Report 2023

for more information
An allowance

for credit

losses is

reported as

a decrease

in the

carrying amount

of a

financial asset.

For an

off-balance
sheet

item,

such

as a

commitment,

a

provision

for

credit

losses

is reported

in
Provisions
.

Changes

to

allowances

and
provisions for credit losses are recognized in
Credit loss (expense) / release
.
›
Refer to Note 12 for more information
Dispensations in the standalone financial statements
As UBS AG prepares consolidated financial statements in accordance with IFRS Accounting Standards, UBS AG is exempt
from various disclosures

in the standalone

financial statements.

The dispensations

include the management

report, the
statement of cash flows and various note disclosures, as well as the publication of full interim financial statements.
b) Changes in accounting policies
There were no significant changes in accounting policies

during 2023.
c) Change in organization
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a

definitive merger agreement. The completion of the

merger is subject to

regulatory approvals
and is expected to occur by the end of the second quarter

of 2024.
d) Risk management
UBS

AG

is

fully

integrated

into

the

Group-wide

risk

management

process

described

in

the

audited

part

of

the

“Risk
management and control” section of the UBS AG Annual Report

2023.
Further information

about the

use of

derivative instruments

and hedge

accounting is

provided on

the following

pages
and in Notes 1, 10 and 25 to the consolidated financial statements of UBS AG.
›
Refer to the UBS AG consolidated financial

statements in the UBS AG Annual Report

2023 for more information

Note 3a

Net trading income by business
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Investment Bank

6,575 5,271 5,922 5,016
of which: Global Markets 6,616 5,423 5,960 5,165
of which: Global Banking (42) (152) (38) (148)
Other business divisions and Group Items 678 525 605 496
Total net trading income 7,253 5,796 6,527 5,512
Note 3b

Net trading income by underlying risk category
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Equity instruments (including funds) 5,479 3,528 4,930 3,361
Foreign exchange instruments 1,128 1,404 1,017 1,341
Interest rate and credit instruments (including funds) 524 763 471 714
Other 122 100 110 97
Total net trading income 7,253 5,796 6,527 5,512
of which: net gains / (losses) from financial liabilities designated at fair value

1
(1,839) 12,687 (1,471) 12,184
1 Excludes fair value changes of hedges related

to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency,
both of which are reported within Net trading income.

UBS AG standalone financial statements

(audited)

Note 4

Investments in subsidiaries and other participations
The table

below provides

the carrying

amount, the

equity interest

and the

registered

office information

regarding

the
investments in subsidiaries and other participations.
Registered office
Equity interest
accumulated in % Carrying amount in USD m Carrying amount in CHF m
31.12.23 31.12.22 31.12.23 31.12.22
UBS Americas Holding LLC Wilmington, Delaware, USA

100

31,484 34,233 26,500 31,642
UBS Switzerland AG Zurich, Switzerland

100

7,985 7,984 6,721 7,380
UBS Europe SE Frankfurt, Germany

100

3,914 3,572 3,294 3,301
UBS Asset Management AG Zurich, Switzerland

100

1,732 1,728 1,457 1,597
Other 2,976 3,511 2,505 3,246
Total investments in subsidiaries and other participations 48,090 51,029 40,477 47,165
Dividend income

from investments

in subsidiaries

and other

participations

of USD 5,430m

(CHF 4,862m)

in 2023

and
USD 6,465m

(CHF 6,183m)

in

2022

was

mainly

attributable

to

UBS Switzerland AG,

UBS

Asset

Management

AG,
UBS Americas Holding LLC and UBS Europe SE.

In

2023,

UBS

AG

recognized
Impairments

of

investments

in

subsidiaries

and

other

participations

of

USD 3,715m
(CHF 3,343m), mainly due to an impairment related to UBS Americas

Holding LLC of USD 3,500m (CHF 3,135m), as the
recoverable amount of this participation declined, mostly due to lower forecasted profits and dividend payouts.

In 2022,
UBS AG recognized
Impairments of

investments in

subsidiaries and

other participations

of USD 1,056m

(CHF 1,014m),
mainly due to

impairments

related to UBS

Europe SE of

USD 628m (CHF

609m), which partly

offset the dividends

received
from this subsidiary.
Note 5

Sundry ordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Income from services provided to UBS Group AG or its subsidiaries
1
1,511 1,398 1,354 1,332
Net unrealized gains on financial investments
2
70 0 59 0
Other 14 69 14 65
Total sundry ordinary income 1,596 1,467 1,426 1,397
Expenses from revenue transfers to UBS Group AG or its subsidiaries (394) (629) (355) (596)
Net unrealized losses on financial investments
2
0 (288) 0 (274)
Other (13) (20) (11) (19)
Total sundry ordinary expenses (407) (937) (366) (888)
1 Services provided by UBS AG primarily related to Group Items.

2 Mainly relates to debt instruments available for sale. Refer to Note 15a for more information.
Note 6

Personnel expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Salaries 1,710 1,602 1,536 1,527
Variable compensation – performance awards 1,115 1,141 1,003 1,084
Variable compensation – other 83 76 74 72
Contractors 27 35 25 33
Social security 242 205 217 194
Post-employment benefit plans 124 (55) 115 (51)
of which: value adjustments for economic benefits or obligations from non-Swiss pension funds

1
31 (167) 31 (157)
Other personnel expenses 106 106 95 101
Total personnel expenses 3,408 3,109 3,063 2,960
1 Reflects the remeasurement of the defined benefit obligation and return on plan assets excluding amounts included in interest income for the non-Swiss defined benefit plans, for which IAS 19 is applied.

UBS AG standalone financial statements

(audited)

Note 7

General and administrative expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Real estate 451 415 404 395
Market data services 129 108 115 103
Technology costs 98 92 88 87
Outsourcing costs 75 77 67 74
Marketing and communication 35 27 31 26
Travel and entertainment 65 41 58 39
Fees to audit firms 12 14 11 13
of which: financial and regulatory audits 9 11 8 10
of which: audit-related services 2 3 2 3
of which: tax and other services 0 0 0 0
Other professional fees 173 96 153 92
Other

3,081 2,674 2,757 2,546
of which: shared services costs charged by UBS Group AG or its subsidiaries 2,806 2,465 2,514 2,349
Total general and administrative expenses 4,118 3,543 3,684 3,375
Note 8

Extraordinary income and expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Reversal of impairments of and provisions for subsidiaries

and other participations
1
9 5 10 4
Net gains from disposals of properties 10 80 9 74
Gains from disposals of subsidiaries and other participations 9 116 8 113
Other extraordinary income 5 1 5 0
Total extraordinary income 34 201 32 191
Total extraordinary expenses 2 2 2 2
1 Refer to Note 4 for more information.
Net gains from disposals of properties

of USD 80m

(CHF 74m) in 2022 mainly reflected gains on the sale of properties in
Basel.
Gains from disposals

of subsidiaries and

other participations
of USD 116m

(CHF 113m) in

2022 mainly

included a

gain
from the sale of UBS AG’s wholly owned subsidiary UBS

Swiss Financial Advisers AG to Vontobel.

UBS AG standalone financial statements

(audited)

Note 9

Taxes
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Income tax expense / (benefit) 279 271 255 258
of which: current 277 250 254 237
of which: deferred 2 21 2 21
Capital tax 31 24 28 23
Total tax expense / (benefit) 310 295 283 281
Income

tax

expense

of

USD 279m

(CHF 255m)

was

recognized

for

UBS

AG

in

2023,

compared

with

USD 271m
(CHF 258m) for 2022. The

income tax expense for

2023 was reduced by

a benefit of USD

397m (CHF 356m) in respect
of the utilization of tax losses carried forward, primarily in the US and in Jersey.

The income tax expense for 2023 related
to UBS AG’s taxable profits that were primarily earned

in other locations.
The income tax expense for 2022 was reduced by a benefit

of USD 204m (CHF 195m) in respect of the utilization of tax
losses carried

forward, primarily

in the

US and

the UK.

The income

tax expense

for 2022

related to

UBS AG’s

taxable
profits that were primarily earned in other locations.
For 2023, the average tax

rate, defined as income tax

expense divided by the sum

of operating profit and extraordinary
income minus extraordinary expenses and capital tax, was

15.5% (2022: 3.6%).
Note 10

Securities financing transactions
USD bn CHF bn
31.12.23 31.12.22 31.12.23 31.12.22
On-balance sheet
Receivables from securities financing transactions, gross 157.0 131.3 132.1 121.4
Netting of securities financing transactions (87.6) (73.2) (73.7) (67.7)
Receivables from securities financing transactions, net 69.4 58.1 58.4 53.7
Payables from securities financing transactions, gross 111.4 96.7 93.7 89.4
Netting of securities financing transactions (87.6) (73.2) (73.7) (67.7)
Payables from securities financing transactions, net 23.8 23.5 20.0 21.7
Assets pledged as collateral in connection with securities financing transactions
75.7 54.0 63.7 49.9
of which: trading portfolio assets 68.2 50.9 57.4 47.1
of which: assets that may be sold or repledged by counterparties 49.9 39.3 42.0 36.4 of which: financial investments 7.5 3.1 6.3 2.8
of which: assets that may be sold or repledged by counterparties 7.4 2.8 6.2 2.6
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions
372.6 312.8 313.6 289.1
of which: repledged 246.5 225.6 207.5 208.5
of which: sold in connection with short sale transactions 27.3 25.1 23.0 23.2

UBS AG standalone financial statements

(audited)

Note 11a

Collateral for loans and off-balance sheet

transactions
31.12.23 31.12.22
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
USD m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3
65,884 48 41,733
4
107,665 7 64,475 176 41,069
4
105,726
Mortgage loans, gross 5,116 5,116 5,039 5,039
of which: residential mortgages 2,854 2,854 3,205 3,205
of which: other mortgages
5
2,263 2,263 1,834 1,834
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity 29,403 29,403 27,704 27,704
Total on-balance sheet, gross

5,116 65,884 48 71,136 142,184 5,045 64,475 176 68,772 138,469
Allowances (0) (63) 0 (161) (225) (0) (54) 0 (145) (200)
Total on-balance sheet, net

5,116 65,821 48 70,974 141,959 5,045 64,421 176 68,627 138,269
Off-balance sheet
Contingent liabilities, gross
21,245 990 9,125 31,360 10,437 1,069 8,853 20,359
Irrevocable commitments, gross
550 9,365 154 9,831 19,900 237 7,467 129 8,440 16,272
Forward starting reverse repurchase
and securities borrowing
transactions 63,527 63,527 27,343 27,343
Liabilities for calls on shares and
other equities 5 5 5 5
Total off-balance sheet

550 94,136 1,144 18,961 114,791 237 45,246 1,198 17,298 63,979
1 Mainly includes cash and

securities.

2 Includes guarantees.

3 Includes prime brokerage

margin lending receivables

and prime brokerage

receivables relating to securities

financing transactions.

4 Primarily
consists of amounts due from subsidiaries and other Group entities.

5 Consists of office and business premises, industrial premises and other mortgages.
31.12.23 31.12.22
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by

other credit

enhancements
2
Secured by collateral
Secured by

other credit

enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
3
55,454 40 35,126
4
90,621 6 59,594 163 37,959
4
97,722
Mortgage loans, gross 4,306 4,306 4,657 4,657
of which: residential mortgages
2,402 2,402 2,962 2,962
of which: other mortgages
5
1,904 1,904 1,695 1,695
Funding provided to significant
regulated subsidiaries eligible as
total loss-absorbing capacity 24,748 24,748 25,606 25,606
Total on-balance sheet, gross

4,306 55,454 40 59,874 119,675 4,663 59,594 163 63,565 127,985
Allowances (0) (56) 0 (133) (189) (0) (50) 0 (135) (185)
Total on-balance sheet, net

4,306 55,397 40 59,742 119,486 4,663 59,544 163 63,430 127,801
Off-balance sheet
Contingent liabilities, gross 17,881 833 7,680 26,395 9,646 988 8,183 18,818
Irrevocable commitments, gross 463 7,882 129 8,275 16,749 219 6,902 119 7,801 15,041
Forward starting reverse repurchase
and securities borrowing
transactions 53,470 0 53,470 25,273 25,273
Liabilities for calls on shares and
other equities 4 4 4 4
Total off-balance sheet

463 79,233 963 15,959 96,619 219 41,821 1,107 15,988 59,135
1 Mainly includes cash

and securities.

2 Includes guarantees.

3 Includes prime brokerage

margin lending receivables

and prime brokerage

receivables relating to

securities financing transactions.

4 Primarily
consists of amounts due from subsidiaries and other Group entities.

5 Consists of office and business premises, industrial premises and other mortgages.

UBS AG standalone financial statements

(audited)

Note 11b

Credit-impaired financial instruments
31.12.23 31.12.22
USD m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 384 114 270 0 318 105 213 0
Mortgage loans 113 0 113 0 185 0 184 0
Other assets 2 2 0 0 2 2 0 0
Guarantees and loan commitments 18 4 8 7 73 0 40 33
Total credit-impaired financial instruments
1
517 120 390 7 577 107 437 33
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses,

also referred to as stage 3 positions.
31.12.23 31.12.22
CHF m
Gross credit-
impaired financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Gross credit-
impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net credit-
impaired
financial
instruments
Amounts due from customers 323 96 227 0 294 97 197 0
Mortgage loans 95 0 95 0 171 0 170 0
Other assets 1 1 0 0 2 2 0 0
Guarantees and loan commitments 15 3 6 6 67 0 37 31
Total credit-impaired financial instruments
1
435 101 329 6 534 99 404 31
1 Credit-impaired financial instruments are financial assets and off-balance sheet positions subject to incurred credit losses,

also referred to as stage 3 positions.
Note 12

Allowances and provisions
Allowances and

provisions of

USD 2,249m (CHF

1,893m) as

of 31 December

2023 included

allowances and

provisions
for credit losses of USD 294m (CHF 247m). Allowances and provisions of USD 2,237m (CHF 2,068m) as of 31 December
2022 included allowances and provisions for credit

losses of USD 287m (CHF 266m).
The 2023 increase in allowances and provisions

for credit losses of USD 7m (a

decrease of CHF 19m) included net credit
loss expenses

of USD 13m

(CHF 13m), primarily

related to

credit-impaired positions,

as well

as USD

7m (CHF 33m)

for
write-offs and other movements that did not impact the

income statement.

Net

credit

loss

expenses

in

2023

included

a

net

expense

of

USD 54m

(CHF 48m)

on

credit-impaired

positions, in

the
Investment Bank, and a net release of USD 34m (CHF 29m) in

Group Items on a single position.
Note 12a

Allowances for credit losses
USD m
Balance
as of
31.12.22
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications /
other
Foreign
currency
translation
Balance
as of
31.12.23
Default risk relating to on-balance sheet exposures
211 29 0 (9) 0 0 3 233
of which: incurred credit losses 107 15 0 (9) 0 0 3 116
of which: expected credit losses 104 14 0 0 0 0 0 117
Other 0 7 0 0 0 0 0 7
Total allowances 211 36 0 (9) 0 0 3 241
CHF m
Balance
as of
31.12.22
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement Write-offs
Recoveries
and past
due interest
Reclassifications /
other
Foreign
currency
translation
Balance
as of
31.12.23
Default risk relating to on-balance sheet exposures
196 27 0 (7) 0 0 (19) 197
of which: incurred credit losses 99 14 0 (7) 0 0 (9) 98
of which: expected credit losses 97 12 0 0 0 0 (10) 99
Other 0 6 0 0 0 0 0 6
Total allowances 196 33 0 (7) 0 0 (19) 203

UBS AG standalone financial statements

(audited)

Note 12b

Provisions
USD m
Balance

as of

31.12.22
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries
Reclassifications

Foreign
currency
translation /
other
2

Balance
as of
31.12.23
Default risk related to off-balance sheet items and
credit lines 76 4 (19) 0 0 0 0 60
of which: incurred credit losses 0 4 0 0 0 0 0 4
of which: expected credit losses 76 0 (19) 0 0 0 0 57
Litigation, regulatory and similar matters 1,643 58 (30) (53) 0 1 45 1,665
Restructuring

51 31 (5) (54) 0 0 2 25
Real estate
1
109 17 0 (27) 0 0 13 113
Employee benefits 27 4 (4) 0 0 0 1 27
Deferred taxes 92 2 0 0 0 0 0 94
Other 28 4 (5) (3) 0 0 1 25
Total provisions 2,026 119 (64) (136) 0 1 62 2,008
1 Includes provisions for onerous contracts of USD 47m as of 31 December

2023 (31 December 2022: USD 51m) and reinstatement cost provisions for leasehold improvements of USD 66m as of 31 December 2023
(31 December 2022: USD 58m).

2 Other mainly includes reinstatement costs.
CHF m
Balance

as of

31.12.22
Increase
recognized
in the
income
statement
Release
recognized
in the
income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries Reclassifications
Foreign
currency
translation /
other
2

Balance
as of
31.12.23
Default risk related to off-balance sheet items and
credit lines 70 3 (17) 0 0 0 (6) 51
of which: incurred credit losses 0 3 0 0 0 0 0 3
of which: expected credit losses 70 0 (17) 0 0 0 (6) 48
Litigation, regulatory and similar matters 1,518 51 (26) (47) 0 1 (96) 1,401
Restructuring

47 27 (5) (48) 0 0 (1) 21
Real estate
1
101 16 0 (24) 0 0 2 95
Employee benefits 25 3 (4) 0 0 0 (2) 23
Deferred taxes 85 1 0 0 0 0 (7) 79
Other 26 3 (4) (3) 0 0 (1) 21
Total provisions 1,872 105 (57) (122) 0 1 (110) 1,690
1 Includes provisions for onerous contracts of CHF

39m as of 31 December 2023 (31 December 2022:

CHF 47m) and reinstatement cost provisions for leasehold

improvements of CHF 55m as of 31 December

2023
(31 December 2022: CHF 54m).

2 Other mainly includes reinstatement costs.

UBS AG standalone financial statements

(audited)

Note 12c

Development of allowances and provisions

for credit losses
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022

(287)

(132)

(47)

(107)
Net movement from new and derecognized transactions
1

8

(1)

3

7
of which: Large corporate clients

6

(3)

2

7
Remeasurements with stage transfers
2

(52)

0

0

(53)
of which: Large corporate clients

(52)

1

0

(53)
Remeasurements without stage transfers
3

46

9

10

26
of which: Large corporate clients

13

13

10

(11)
Model changes
4

(16)

(10)

(6)

0
Total ECL allowance movements with profit or loss impact

(13)

(2)

7

(19)
Movements without profit or loss impact (write-off, FX and other)
5

7

1

(1)

7
Balance as of 31 December 2023

(294)

(133)

(41)

(120)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees

and facilities) that

were newly originated,

purchased or renewed

and from the

final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes

in models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2022

(266)

(123)

(44)

(99)
Net movement from new and derecognized transactions
1

8

(1)

3

6
of which: Large corporate clients

5

(3)

2

6
Remeasurements with stage transfers
2

(50)

0

0

(51)
of which: Large corporate clients

(50)

1

0

(50)
Remeasurements without stage transfers
3

43

9

9

25
of which: Large corporate clients

11

12

9

(10)
Model changes
4

(15)

(10)

(5)

0
Total ECL allowance movements with profit or loss impact

(13)

(2)

7

(19)
Movements without profit or loss impact (write-off, FX and other)
5

33

13

3

17
Balance as of 31 December 2023

(247)

(112)

(34)

(101)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements

(audited)

Note 12c

Development of allowances and provisions

for credit losses (continued)
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021

(336)

(148)

(35)

(153)
Net movement from new and derecognized transactions
1

13

4

11

(2)
of which: Large corporate clients

11

2

11

(2)
Remeasurements with stage transfers
2

(23)

13

(20)

(16)
of which: Large corporate clients

(30)

14

(29)

(15)
Remeasurements without stage transfers
3

28

(4)

(3)

34
of which: Large corporate clients

24

(5)

(2)

31
Model changes
4

0

1

(1)

0
Total ECL allowance movements with profit or loss impact

17

14

(13)

17
Movements without profit or loss impact (write-off, FX and other)
5

31

1

0

30
Balance as of 31 December 2022

(287)

(132)

(47)

(107)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021

(307)

(136)

(32)

(139)
Net movement from new and derecognized transactions
1

12

4

11

(2)
of which: Large corporate clients

10

2

11

(2)
Remeasurements with stage transfers
2

(21)

13

(19)

(15)
of which: Large corporate clients

(28)

13

(28)

(14)
Remeasurements without stage transfers
3

27

(4)

(3)

33
of which: Large corporate clients

22

(4)

(2)

29
Model changes
4

0

0

(1)

0
Total ECL allowance movements with profit or loss impact

17

13

(12)

16
Movements without profit or loss impact (write-off, FX and other)
5

24

(1)

0

25
Balance as of 31 December 2022

(266)

(123)

(44)

(99)
1 Represents the

increase and decrease

in allowances and

provisions resulting from

financial instruments (including

guarantees and facilities)

that were newly

originated, purchased or

renewed and from

the final
derecognition of loans

or facilities on

their maturity

date or earlier.

2 Represents the

remeasurement between 12-month

and lifetime ECL

due to stage

transfers.

3 Represents the

change in allowances

and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.

4 Represents the change in the allowances

and provisions related to changes in

models and methodologies.

5 Represents the decrease in allowances

and provisions resulting from write-offs of

the ECL allowance
against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

UBS AG standalone financial statements

(audited)

Note 12d

Balance sheet and off-balance sheet positions

subject to ECL
The tables below provide ECL exposure and allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.
USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 49,449 49,449 0 0 0 0 0 0
Due from banks 56,082 56,082 0 0 (5) (5) 0 0
Receivables from securities financing transactions 69,381 69,381 0 0 (2) (2) 0 0
Due from customers 107,463 105,919 1,275 270 (202) (69) (19) (114)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 29,380 29,380 0 0 (22) (22) 0 0
Mortgage loans 5,116 4,997 6 113 0 (0) 0 0
Accrued income and prepaid expenses 3,000 2,991 8 (0) (0) 0 0 (0)
Other assets
2
918 918 0 0 (2) (0) 0 (2)
Total on-balance sheet financial assets within the scope of ECL 320,789 319,117 1,289 383 (233) (99) (19) (116)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 31,360 31,226 129 4 (3) (2) (1) (1)
Irrevocable commitments, gross 19,900 18,427 1,458 14 (56) (33) (21) (2)
Forward starting transactions (securities financing transactions)
3
9,500 9,500 0 0 0 0 0 0
Credit lines 9,777 9,446 331 0 (1) (1) (0) 0
Irrevocable committed prolongation of existing loans 1,907 1,907 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL
72,444 70,507 1,918 18 (60) (35) (22) (4)
Total allowances and provisions (294) (133) (41) (120)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS

Group AG
and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 16a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

CHF m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 41,620 41,620 0 0 0 0 0 0
Due from banks 47,204 47,204 0 0 (4) (4)
0
0
Receivables from securities financing transactions 58,398 58,398 0 0 (1) (1)
0
0
Due from customers 90,451 89,151 1,073 227 (170) (58) (16) (96)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 24,729 24,729 0 0 (19) (19) 0 0
Mortgage loans 4,306 4,206 5 95 0 (0) 0 0
Accrued income and prepaid expenses 2,525 2,518 7 (0) 0 0 0 (0)
Other assets
2
772 772 0 0 (2) (0) 0 (1)
Total on-balance sheet financial assets within the scope of ECL 270,005 268,598 1,085 322 (197) (83) (16) (98)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 26,395 26,283 109 3 (3) (1) (0) (1)
Irrevocable commitments, gross 16,749 15,510 1,227 12 (49) (29) (19) (2)
Forward starting transactions (securities financing transactions)
3
7,996 7,996 0 0 0 0 0 0
Credit lines 8,229 7,951 278 0 0 0 0 0
Irrevocable committed prolongation of existing loans 1,605 1,605 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL
60,975 59,345 1,615 15 (51) (30) (18) (3)
Total allowances and provisions (247) (112) (34) (101)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 16a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements

(audited)

Note 12d

Balance sheet and off-balance sheet positions

subject to ECL (continued)
USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 48,344 48,344 0 0 0 0 0 0
Due from banks 31,450 31,450 0 0 (5) (5) 0 0
Receivables from securities financing transactions 58,141 58,141 0 0 (2) (2) 0 0
Due from customers 105,552 103,876 1,463 213 (174) (59) (9) (105)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 27,678 27,678 0 0 (26) (26) 0 0
Mortgage loans 5,039 4,837 17 184 (0) 0 0 (0)
Accrued income and prepaid expenses 1,872 1,863 9 0 0 0 0 0
Other assets
2
939 939 (0) 0 (3) (1) 0 (2)
Total on-balance sheet financial assets within the scope of ECL 279,015 277,128 1,490 397 (211) (94) (9) (107)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 20,359 19,260 1,091 8 (3) (2) (1) 0
Irrevocable commitments, gross 16,272 14,474 1,734 64 (72) (35) (37) 0
Forward starting transactions (securities financing transactions)
3
2,810 2,810 0 0 (0) (0) 0 0
Credit lines 11,592 11,256 335 0 (1) (0) (0) 0
Irrevocable committed prolongation of existing loans 147 147 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL
51,180 47,947 3,160 73 (76) (38) (38) 0
Total allowances and provisions (287) (132) (47) (107)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS

Group AG
and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 16a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

CHF m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 44,684 44,684 0 0 0 0 0 0
Due from banks 29,069 29,069 0 0 (5) (5) 0 0
Receivables from securities financing transactions 53,739 53,739 0 0 (2) (2) 0 0
Due from customers 97,561 96,011 1,353 197 (161) (55) (9) (97)
Funding provided to significant regulated subsidiaries

eligible as total loss-absorbing
capacity 25,582 25,582 0 0 (24) (24) 0 0
Mortgage loans 4,657 4,471 16 170 (0) 0 0 0
Accrued income and prepaid expenses 1,730 1,722 8 0 0 0 0 0
Other assets
2
867 867 (0) (0) (3) (1) 0 (2)
Total on-balance sheet financial assets within the scope of ECL 257,890 256,146 1,377 367 (196) (88) (9) (99)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 18,818 17,802 1,008 8 (3) (2) (1) 0
Irrevocable commitments, gross 15,041 13,378 1,603 60 (66) (32) (34) 0
Forward starting transactions (securities financing transactions)
3
2,597 2,597 0 0 (0) (0) 0 0
Credit lines 10,714 10,404 310 0 (1) (1) (0) 0
Irrevocable committed prolongation of existing loans 135 135 0 0 0 0 0 0
Total off-balance sheet financial instruments and credit lines within the scope of
ECL
47,305 44,317 2,921 67 (70) (35) (35) 0
Total allowances and provisions (266) (123) (44) (99)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

2 Includes components of other receivables due from UBS Group AG and subsidiaries in the UBS Group and other assets within the scope of ECL. Refer to Note 16a for more information.

3 Includes forward starting reverse repurchase agreements within the scope of ECL.

UBS AG standalone financial statements

(audited)

Note 12e

Financial assets subject to credit risk by rating

category
The table below shows

the credit quality

and the maximum

exposure to credit

risk based on the

Group’s internal credit
rating system and year-end stage classification.
Financial assets subject to credit risk by rating

category
USD m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

49,186

262

0

0

0

0

49,449

0

49,449
of which: stage 1

49,186

262

0

0

0

0

49,449

0

49,449
Due from banks

1,128

53,671

823

452

13

0

56,087

(5)

56,082
of which: stage 1

1,128

53,671

823

452

13

0

56,087

(5)

56,082
Receivables from securities financing transactions

23,453

24,046

5,286

15,507

1,091

0

69,383

(2)

69,381
of which: stage 1

23,453

24,046

5,286

15,507

1,091

0

69,383

(2)

69,381
Due from customers

1,551

43,921

10,578

48,624

2,607

384

107,665

(202)

107,463
of which: stage 1

1,551

43,783

10,332

48,182

2,139

0

105,987

(69)

105,919
of which: stage 2

0

138

246

442

468

0

1,294

(19)

1,275
of which: stage 3

0

0

0

0

0

384

384

(114)

270
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

29,403

0

0

0

0

29,403

(22)

29,380
of which: stage 1

0

29,403

0

0

0

0

29,403

(22)

29,380
Mortgage loans

0

1

668

3,295

1,039

113

5,116

0

5,116
of which: stage 1

0

1

668

3,290

1,039

0

4,997

0

4,997
of which: stage 2

0

0

0

6

0

0

6

0

6
of which: stage 3

0

0

0

0

0

113

113

0

113
Accrued income and prepaid expenses

156

1,491

447

852

54

0

3,000

0

3,000
of which: stage 1

156

1,491

443

851

51

0

2,991

0

2,991
of which: stage 2

0

0

4

2

3

0

8

0

8
Other assets

21

179

14

696

8

2

920

(2)

918
of which: stage 1

21

179

14

696

8

0

918

0

918
of which: stage 3

0

0

0

0

0

2

2

(2)

0
Total in scope of ECL assets / ECL amounts by stages

75,496

152,973

17,816

69,427

4,811

499

321,022

(233)

320,789
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
USD m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure

(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross

17,689

9,145

2,230

1,977

314

4

31,360

(3)
of which: stage 1

17,689

9,116

2,212

1,967

243

0

31,226

(2)
of which: stage 2

0

30

19

10

71

0

129

(1)
of which: stage 3

0

0

0

0

0

4

4

(1)
Irrevocable commitments, gross

1,177

5,489

4,727

2,515

5,978

14

19,900

(56)
of which: stage 1

1,177

5,489

4,715

2,407

4,639

0

18,427

(33)
of which: stage 2

0

0

12

108

1,339

0

1,458

(21)
of which: stage 3

0

0

0

0

0

14

14

(2)
Forward starting transactions (securities financing transactions)

9,062

219

84

135

0

0

9,500

0
of which: stage 1

9,062

219

84

135

0

0

9,500

0
Credit lines

0

3,662

196

4,495

1,424

0

9,777

(1)
of which: stage 1

0

3,628

148

4,493

1,178

0

9,446

(1)
of which: stage 2

0

34

49

3

246

0

331

(0)
Irrevocable committed prolongation of existing loans

0

1,907

0

0

0

0

1,907

0
of which: stage 1

0

1,907

0

0

0

0

1,907

0
Total off-balance sheet financial instruments and credit lines

27,928

20,423

7,237

9,122

7,715

18

72,444

(60)

UBS AG standalone financial statements

(audited)

Note 12e

Financial assets subject to credit risk by rating

category (continued)
Financial assets subject to credit risk by rating

category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

41,400

221

0

0

0

0

41,621

0

41,620
of which: stage 1

41,400

221

0

0

0

0

41,621

0

41,620
Due from banks

950

45,175

693

381

11

0

47,209

(4)

47,204
of which: stage 1

950

45,175

693

381

11

0

47,209

(4)

47,204
Receivables from securities financing transactions

19,741

20,239

4,449

13,052

918

0

58,399

(1)

58,398
of which: stage 1

19,741

20,239

4,449

13,052

918

0

58,399

(1)

58,398
Due from customers

1,306

36,968

8,903

40,926

2,194

323

90,621

(170)

90,451
of which: stage 1

1,306

36,852

8,696

40,554

1,801

0

89,209

(58)

89,151
of which: stage 2

0

116

207

372

394

0

1,089

(16)

1,073
of which: stage 3

0

0

0

0

0

323

323

(96)

227
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

24,748

0

0

0

0

24,748

(19)

24,729
of which: stage 1

0

24,748

0

0

0

0

24,748

(19)

24,729
Mortgage loans

0

1

562

2,774

874

95

4,306

0

4,306
of which: stage 1

0

1

562

2,769

874

0

4,206

0

4,206
of which: stage 2

0

0

0

5

0

0

5

0

5
of which: stage 3

0

0

0

0

0

95

95

0

95
Accrued income and prepaid expenses

131

1,255

376

718

45

0

2,525

0

2,525
of which: stage 1

131

1,255

373

716

43

0

2,518

0

2,518
of which: stage 2

0

0

4

1

2

0

7

0

7
Other assets

17

151

12

586

7

1

774

(2)

772
of which: stage 1

17

151

12

586

7

0

773

0

772
of which: stage 3

0

0

0

0

0

1

1

(1)

0
Total in scope of ECL assets / ECL amounts by stages

63,544

128,757

14,995

58,436

4,050

420

270,202

(197)

270,005
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
CHF m 31.12.23
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure

(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (within the scope of ECL)
Contingent liabilities, gross

14,889

7,698

1,877

1,664

264

3

26,395

(3)
of which: stage 1

14,889

7,673

1,862

1,655

204

0

26,283

(1)
of which: stage 2

0

25

16

9

60

0

109

0
of which: stage 3

0

0

0

0

0

3

3

(1)
Irrevocable commitments, gross

990

4,620

3,978

2,117

5,032

12

16,749

(49)
of which: stage 1

990

4,620

3,968

2,026

3,905

0

15,510

(29)
of which: stage 2

0

0

10

91

1,127

0

1,227

(19)
of which: stage 3

0

0

0

0

0

12

12

(2)
Forward starting transactions (securities financing transactions)

7,627

185

70

114

0

0

7,996

0
of which: stage 1

7,627

185

70

114

0

0

7,996

0
Credit lines

0

3,082

165

3,784

1,198

0

8,229

0
of which: stage 1

0

3,054

124

3,781

991

0

7,951

0
of which: stage 2

0

28

41

2

207

0

278

0
Irrevocable committed prolongation of existing loans

0

1,605

0

0

0

0

1,605

0
of which: stage 1

0

1,605

0

0

0

0

1,605

0
Total off-balance sheet financial instruments and credit lines

23,507

17,190

6,091

7,678

6,494

15

60,975

(51)
›
Refer to Note 9 and Note 19 to the UBS

AG consolidated financial statements in the

UBS AG Annual Report 2023 for more
information about ECL in accordance with IFRS Accounting

Standards

UBS AG standalone financial statements

(audited)

Note 12e

Financial assets subject to credit risk by rating

category (continued)
Financial assets subject to credit risk by rating

category
USD m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

48,227

117

0

0

0

0

48,344

0

48,344
of which: stage 1

48,227

117

0

0

0

0

48,344

0

48,344
Due from banks

867

29,915

640

0

33

0

31,455

(5)

31,450
of which: stage 1

867

29,915

640

0

33

0

31,455

(5)

31,450
Receivables from securities financing transactions

14,930

8,597

7,564

26,332

721

0

58,143

(2)

58,141
of which: stage 1

14,930

8,597

7,564

26,332

721

0

58,143

(2)

58,141
Due from customers

4,619

38,780

8,602

50,987

2,420

318

105,726

(174)

105,552
of which: stage 1

4,619

38,780

8,295

50,433

1,809

0

103,936

(59)

103,876
of which: stage 2

0

0

307

555

611

0

1,473

(9)

1,463
of which: stage 3

0

0

0

0

0

318

318

(105)

213
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

27,704

0

0

0

0

27,704

(26)

27,678
of which: stage 1

0

27,704

0

0

0

0

27,704

(26)

27,678
Mortgage loans

0

1

302

4,063

488

185

5,039

0

5,039
of which: stage 1

0

1

302

4,045

488

0

4,837

0

4,837
of which: stage 2

0

0

0

17

0

0

17

0

17
of which: stage 3

0

0

0

0

0

185

185

0

184
Accrued income and prepaid expenses

130

671

352

687

33

0

1,872

0

1,872
of which: stage 1

130

671

351

681

31

0

1,863

0

1,863
of which: stage 2

0

0

0

6

2

0

9

0

9
Other assets

0

155

4

776

5

2

942

(3)

939
of which: stage 1

0

155

4

776

5

0

940

(1)

939
of which: stage 3

0

0

0

0

0

2

2

(2)

0
Total in scope of ECL assets / ECL amounts by stages

68,772

105,939

17,464

82,845

3,701

504

279,225

(211)

279,015
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
USD m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

7,157

9,102

2,464

1,273

356

8

20,359

(3)
of which: stage 1

7,157

9,072

1,555

1,247

229

0

19,260

(2)
of which: stage 2

0

30

909

25

127

0

1,091

(1)
of which: stage 3

0

0

0

0

0

8

8

0
Irrevocable commitments, gross

1,239

5,068

3,146

1,895

4,860

64

16,272

(72)
of which: stage 1

1,239

4,948

3,030

1,771

3,485

0

14,474

(35)
of which: stage 2

0

120

115

124

1,375

0

1,734

(37)
of which: stage 3

0

0

0

0

0

64

64

0
Forward starting transactions (securities financing transactions)

1,790

2

11

1,007

0

0

2,810

0
of which: stage 1

1,790

2

11

1,007

0

0

2,810

0
Credit lines

0

3,868

687

5,851

1,186

0

11,592

(1)
of which: stage 1

0

3,825

616

5,700

1,115

0

11,256

0
of which: stage 2

0

43

71

150

71

0

335

0
Irrevocable committed prolongation of existing loans

0

147

0

0

0

0

147

0
of which: stage 1

0

147

0

0

0

0

147

0
Total off-balance sheet financial instruments and credit lines

10,186

18,186

6,307

10,026

6,402

73

51,180

(76)

UBS AG standalone financial statements

(audited)

Note 12e

Financial assets subject to credit risk by rating

category (continued)
Financial assets subject to credit risk by rating

category
CHF m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks

44,576

108

0

0

0

0

44,684

0

44,684
of which: stage 1

44,576

108

0

0

0

0

44,684

0

44,684
Due from banks

801

27,650

591

0

30

0

29,073

(5)

29,069
of which: stage 1

801

27,650

591

0

30

0

29,073

(5)

29,069
Receivables from securities financing transactions

13,799

7,946

6,991

24,338

667

0

53,741

(2)

53,739
of which: stage 1

13,799

7,946

6,991

24,338

667

0

53,741

(2)

53,739
Due from customers

4,269

35,844

7,950

47,127

2,237

294

97,722

(161)

97,561
of which: stage 1

4,269

35,844

7,667

46,614

1,672

0

96,067

(55)

96,011
of which: stage 2

0

0

283

513

565

0

1,361

(9)

1,353
of which: stage 3

0

0

0

0

0

294

294

(97)

197
Funding provided to significant regulated subsidiaries eligible as total loss-absorbing capacity

0

25,607

0

0

0

0

25,607

(24)

25,582
of which: stage 1

0

25,607

0

0

0

0

25,607

(24)

25,582
Mortgage loans

0

1

279

3,755

451

171

4,657

0

4,657
of which: stage 1

0

1

279

3,739

451

0

4,471

0

4,471
of which: stage 2

0

0

0

16

0

0

16

0

16
of which: stage 3

0

0

0

0

0

171

171

0

170
Accrued income and prepaid expenses

120

620

325

635

31

0

1,730

0

1,730
of which: stage 1

120

620

325

629

29

0

1,722

0

1,722
of which: stage 2

0

0

0

6

2

0

8

0

8
Other assets

0

143

4

717

4

1

870

(3)

867
of which: stage 1

0

143

4

717

4

0

869

(1)

867
of which: stage 3

0

0

0

0

0

1

2

(2)

0
Total in scope of ECL assets / ECL amounts by stages

63,565

97,918

16,141

76,573

3,421

466

258,085

(196)

257,890
Off-balance sheet positions and credit lines subject

to expected credit loss by rating category
CHF m 31.12.22
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross

6,615

8,413

2,277

1,176

329

8

18,818

(3)
of which: stage 1

6,615

8,385

1,438

1,153

211

0

17,802

(2)
of which: stage 2

0

27

840

23

118

0

1,008

(1)
of which: stage 3

0

0

0

0

0

8

8

0
Irrevocable commitments, gross

1,145

4,684

2,907

1,752

4,492

60

15,041

(66)
of which: stage 1

1,145

4,574

2,801

1,637

3,221

0

13,378

(32)
of which: stage 2

0

111

107

115

1,271

0

1,603

(34)
of which: stage 3

0

0

0

0

0

60

60

0
Forward starting transactions (securities financing transactions)

1,655

2

10

931

0

0

2,597

0
of which: stage 1

1,655

2

10

931

0

0

2,597

0
Credit lines

0

3,575

635

5,408

1,096

0

10,714

(1)
of which: stage 1

0

3,536

569

5,269

1,030

0

10,404

(1)
of which: stage 2

0

40

66

139

66

0

310

0
Irrevocable committed prolongation of existing loans

0

135

0

0

0

0

135

0
of which: stage 1

0

135

0

0

0

0

135

0
Total off-balance sheet financial instruments and credit lines

9,415

16,810

5,829

9,267

5,917

67

47,305

(70)

UBS AG standalone financial statements

(audited)

Note 13

Trading portfolio and other financial instruments

measured at fair value
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Assets
Trading portfolio assets
124,682 98,566 104,943 91,104
of which: debt instruments
1
21,300 12,088 17,928 11,173
of which: listed
17,653 9,618 14,858 8,890
of which: equity instruments
100,646 83,720 84,713 77,382
of which: precious metals and other physical commodities
2,735 2,757 2,302 2,549
Total assets measured at fair value
124,682 98,566 104,943 91,104
of which: fair value derived using a valuation model
17,340 9,635 14,595 8,906
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
12,167 5,635 10,241 5,208
Liabilities
Trading portfolio liabilities
27,280 25,058 22,961 23,160
of which: debt instruments
1
11,191 8,234 9,419 7,610
of which: listed
10,908 7,738 9,181 7,153
of which: equity instruments
16,089 16,824 13,542 15,550
Financial liabilities designated at fair value
3
80,859 70,603 68,058 65,258
Total liabilities measured at fair value
108,139 95,661 91,019 88,418
of which: fair value derived using a valuation model
85,898 75,024 72,300 69,344
1 Includes money

market paper.

2 Consists of

high-quality liquid debt

securities that are

eligible for repurchase

transactions at

the Swiss National

Bank or other

central banks.

3 Refer to

Note 19 for

more
information.

UBS AG standalone financial statements

(audited)

Note 14

Derivative instruments
1
31.12.23 31.12.22
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.1 0.2 1,076 0.3 0.2 821
Swaps 25.7 21.0 12,667 28.8 22.9 10,336
of which: designated in hedge accounting relationships 0.0 0.0 123 0.0 0.0 112
Futures 0.0 0.0 704 0.0 0.0 603
Over-the-counter (OTC) options 12.1 14.4 1,571 14.2 17.5 1,393
Exchange-traded options 0.1 0.1 96 0.2 0.2 136
Total

38.1 35.7

16,114
4
43.6 40.8 13,289
Foreign exchange contracts
Forwards

15.6 18.9 1,892 26.5 28.6 1,765
of which: designated in hedge accounting relationships 0.0 0.0 0 0.0 0.0 0
Swaps 44.5 47.1 3,823 50.2 51.0 3,351
of which: designated in hedge accounting relationships 0.5 0.7 46 0.8 0.5 33
Futures 0.0 0.0 1 0.0 0.0 2
Over-the-counter (OTC) options 6.3 6.1 894 9.3 9.3 1,074
Exchange-traded options 0.1 0.1 5 0.1 0.2 10
Total

66.4 72.2 6,615 86.1 89.1 6,201
Equity contracts
Forwards

0.2 0.4 33 0.2 0.3 33
Swaps 6.5 9.3 269 5.7 6.9 223
Futures

0.0

0.0 73

0.0

0.0 50
Over-the-counter (OTC) options 2.9 6.0 199 2.8 4.6 144
Exchange-traded options 9.5 9.0 726 8.7 9.6 525
Total

19.1 24.6 1,299 17.4 21.4 975
Credit derivative contracts
Credit default swaps 1.5 1.3 95 0.9 1.0 76
Total return swaps 0.0 0.1 1 0.1 0.2 1
Other 0.1 0.0 1 0.0 0.0 2
Total 1.7 1.5 97 1.0 1.2 79
Commodity, precious metals and other contracts
Forwards
5
0.1 0.2 49 0.1 0.1 64
Swaps 0.7 0.5 45 0.5 0.7 39
Futures

0.0

0.0 13

0.0

0.0 16
Over-the-counter (OTC) options 0.6 0.3 38 0.4 0.3 29
Exchange-traded options 0.3 0.3 4 0.3 0.3 6
Total 1.6 1.3 150 1.3 1.4 154
Total before netting 126.9 135.3 24,275 149.5 153.8 20,698
of which: trading derivatives 126.4 134.5 148.6 153.3
of which: fair value derived using a valuation model 125.8 133.8 147.8 152.4 of which: derivatives designated in hedge accounting relationships 0.5 0.7 0.8 0.5 of which: fair value derived using a valuation model 0.5 0.7 0.8 0.5
Netting with cash collateral payables / receivables (17.9) (19.4) (20.9) (22.5)
Replacement value netting (98.9) (98.9) (113.8) (113.8)
Total after netting 10.1 16.9 14.7 17.4
of which: with central clearing counterparties 0.5 0.2 0.9 0.2 of which: with bank and broker-dealer counterparties 2.1 2.1 4.3 2.8 of which: other client counterparties 7.5 14.6 9.6 14.5
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.

2 Total notional values

include USD 13.8trn (31 December 2022:

USD 11.2trn) relating to derivatives that

are cleared through either a central

counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.

3 Includes forward rate agreements.

4 Notional amounts related to interest rate contracts
increased by USD 2.8trn compared

with 31 December 2022,

mainly reflecting lower compression

activity and higher business

volumes driven by elevated

interest rate volatility and

inflation.

5 Includes derivative
loan commitments with notional values of USD 6bn as of 31 December 2023 (31 December 2022: USD 5bn) and negative replacement values of USD 21m (31 December 2022: USD 43m).

UBS AG standalone financial statements

(audited)

Note 14

Derivative instruments (continued)
1
31.12.23 31.12.22
CHF bn
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
2
Interest rate contracts
Forwards
3
0.1 0.1 905 0.3 0.1 759
Swaps 21.7 17.6 10,662 26.7 21.1 9,553
of which: designated in hedge accounting relationships 0.0 0.0 104 0.0 0.0 104
Futures 0.0 0.0 593 0.0 0.0 558
Over-the-counter (OTC) options 10.2 12.1 1,322 13.1 16.2 1,288
Exchange-traded options 0.1 0.1 81 0.2 0.2 126
Total

32.0 30.0 13,563
4
40.3 37.7 12,283
Foreign exchange contracts
Forwards

13.1 15.9 1,593 24.5 26.5 1,631
of which: designated in hedge accounting relationships 0.0 0.0 0 0.0 0.0 0
Swaps 37.5 39.6 3,218 46.4 47.1 3,097
of which: designated in hedge accounting relationships 0.4 0.6 39 0.8 0.5 31
Futures 0.0 0.0 1 0.0 0.0 2
Over-the-counter (OTC) options 5.3 5.2 752 8.6 8.6 993
Exchange-traded options 0.0 0.0 5 0.1 0.2 9
Total

55.9 60.7 5,568 79.6 82.3 5,732
Equity contracts
Forwards

0.2 0.3 27 0.2 0.3 31
Swaps 5.4 7.8 226 5.2 6.3 206
Futures

0.0

0.0 61

0.0

0.0 46
Over-the-counter (OTC) options 2.5 5.0 168 2.6 4.2 133
Exchange-traded options 8.0 7.6 611 8.1 8.9 486
Total

16.1 20.7 1,094 16.1 19.8 901
Credit derivative contracts
Credit default swaps 1.2 1.1 80 0.8 0.9 70
Total return swaps 0.0 0.1 1 0.1 0.2 1
Other 0.1 0.0 1 0.0 0.0 2
Total 1.4 1.2 81 1.0 1.1 73
Commodity, precious metals and other contracts
Forwards
5
0.1 0.1 41 0.1 0.1 59
Swaps 0.6 0.5 38 0.5 0.6 36
Futures

0.0

0.0 11

0.0

0.0 15
Over-the-counter (OTC) options 0.5 0.2 32 0.4 0.3 27
Exchange-traded options 0.2 0.3 4 0.3 0.3 5
Total 1.4 1.1 126 1.2 1.3 142
Total before netting 106.8 113.9 20,432 138.1 142.1 19,131
of which: trading derivatives 106.4 113.2 137.4 141.7
of which: fair value derived using a valuation model 105.9 112.6 136.6 140.8 of which: derivatives designated in hedge accounting relationships 0.4 0.6 0.8 0.5 of which: fair value derived using a valuation model 0.4 0.6 0.8 0.5
Netting with cash collateral payables / receivables (15.1) (16.4) (19.3) (20.8)
Replacement value netting (83.2) (83.2) (105.2) (105.2)
Total after netting 8.5 14.2 13.6 16.1
of which: with central clearing counterparties 0.4 0.2 0.8 0.2 of which: with bank and broker-dealer counterparties 1.7 1.7 4.0 2.6 of which: other client counterparties 6.3 12.3 8.8 13.4
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. The replacement values and related notional values of these derivatives were not material for the periods presented.

2 Total notional values include

CHF 11.6trn (31 December 2022:

CHF 10.4trn) relating to derivatives

that are cleared through either a

central counterparty or an exchange.
The fair value of these derivatives net of the corresponding cash margin was not material for any of the periods presented.

3 Includes forward rate agreements.

4 Notional amounts related to interest rate contracts
increased by CHF 1.3trn compared

with 31 December 2022,

mainly reflecting lower compression

activity and higher business

volumes driven by elevated

interest rate volatility and

inflation.

5 Includes derivative
loan commitments with notional values of CHF 5bn as of 31 December 2023 (31 December 2022: CHF 4bn) and negative replacement values of CHF 17m (31 December 2022: CHF 40m).

UBS AG standalone financial statements

(audited)

Note 15a

Financial investments by instrument type
31.12.23 31.12.22
USD m Carrying amount Fair value Carrying amount Fair value
Debt instruments 40,857 40,864 43,725 43,496

of which: held to maturity
20,760 20,474 21,657 21,202
of which: available for sale 20,097 20,390 22,068 22,293
Equity instruments 16 19 20 22
of which: qualified participations

1
2 2 4 4
Other 1 1 1 1
Total financial investments 40,874 40,884 43,746 43,518
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
36,255 36,065 38,452 38,020
1 Qualified participations are

investments in which

UBS AG holds

10% or more of

the total capital or

has at least 10%

of total voting

rights.

2 Consists of

high-quality liquid debt

securities that are

eligible for
repurchase transactions at the Swiss National Bank or other central banks.
31.12.23 31.12.22
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments 34,388 34,395 40,414 40,203

of which: held to maturity
17,473 17,233 20,018 19,597
of which: available for sale 16,915 17,162 20,397 20,606
Equity instruments 14 16 18 20
of which: qualified participations

1
1 1 4 4
Other 1 1 1 1
Total financial investments 34,403 34,412 40,434 40,224
of which: securities eligible for repurchase transactions in accordance with liquidity regulations

2
30,515 30,355 35,541 35,142
1 Qualified participations are

investments in which

UBS AG holds

10% or more of

the total capital or

has at least 10%

of total voting

rights.

2 Consists of

high-quality liquid debt

securities that are

eligible for
repurchase transactions at the Swiss National Bank or other central banks.
Note 15b

Financial investments by counterparty rating

– debt instruments
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Internal UBS rating
1
0–1 31,902 36,214 26,852 33,472
2–3 8,929 7,193 7,515 6,649
4–5 24 237 20 219
6–8 0 0 0 0
9–13 0 0 0 0
Non-rated 1 81 1 75
Total financial investments 40,857 43,725 34,388 40,414
1 Refer to Note 18 for more information.
Note 16a

Other assets
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Deferral position for hedging instruments
6,824 9,029 5,743 8,346
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,372 2,197 1,155 2,030
Fee- and commission-related receivables
242 121 203 112
Net assets for defined benefit plans
344 322 290 298
VAT,

withholding tax and other tax receivables
425 1,038 357 959
Other
699 809 587 746
of which: other receivables due from UBS Group AG and subsidiaries in the UBS Group
483 519 407 480
Total other assets
2
9,905 13,516 8,336 12,491
1 Refer to item 1 in Note 17b

to the UBS AG consolidated financial

statements in the UBS AG Annual

Report 2023 for more information.

2 Includes components of other receivables due

from UBS Group AG and
subsidiaries in

the UBS

Group and

other assets

totaling USD

918m (CHF

772m) as

of 31

December 2023

(USD 939m (CHF 867m)

as of

31 December

2022), which

are within

the scope

of expected

credit loss
accounting. Refer to Note 12d for more information.

UBS AG standalone financial statements

(audited)

Note 16b

Other liabilities
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Settlement and clearing accounts 115 102 97 95
Net defined benefit liabilities 66 65 56 60
VAT,

withholding tax and other tax payables
1
82 70 69 65
Other

1,491 1,345 1,254 1,243
of which: other payables due to UBS Group AG and subsidiaries in the UBS Group 900 814 758 753
Total other liabilities 1,755 1,582 1,475 1,462
1 Excludes capital tax payables.
Note 17

Pledged assets
The

table

below

provides

information

about

pledged

assets,

other

than

assets

placed

with

central

banks

related

to
undrawn credit

lines and

for payment,

clearing and

settlement purposes

(31 December 2023:

USD 3.5bn (CHF 2.9bn),
31 December 2022: USD 5.2bn

(CHF 4.8bn)) and those

pledged in

connection with securities

financing transactions (refer
to Note 10 for more information).
31.12.23 31.12.22
USD m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities
1

8,011

4,733
Property
2

2,187

2,052
Total pledged assets

10,198

6,785
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and the associated

liability.

2 These pledged properties serve

as collateral for an existing mortgage

loan from UBS Switzerland AG,

the carrying amount of which was

USD 2,804m
as of 31 December 2023 (USD 2,651m as of 31 December 2022).
31.12.23 31.12.22
CHF m
Carrying amount of
pledged assets
Carrying amount of
pledged assets
Securities
1

6,743

4,374
Property
2

1,841

1,897
Total pledged assets

8,584

6,271
1 Includes securities pledged for derivative transactions, where the replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between
the specific collateral pledged and the

associated liability.

2 These pledged properties serve

as collateral for an existing

mortgage loan from UBS Switzerland AG,

the carrying amount of which was

CHF 2,360m
as of 31 December 2023 (CHF 2,450m as of 31 December 2022).

UBS AG standalone financial statements

(audited)

Note 18

Country risk of total assets
The table below provides a

breakdown of total non-Swiss

assets by credit rating,

after netting of assets and

liabilities as
recognized on the balance sheet,

but before other risk mitigants. The

credit ratings reflect

the sovereign credit rating of
the country to which the

ultimate risk of the

underlying asset is related.

The ultimate country of risk

for unsecured loan
positions is the domicile

of the immediate borrower

or,

in the case of

a legal entity,

the domicile of the

ultimate parent
entity.

For

collateralized

or

guaranteed

positions,

the

ultimate

country

of

risk

is

the

domicile

of

the

provider

of

the
collateral

or guarantor

or,

if

applicable,

the

domicile

of

the

ultimate

parent

entity

of the

provider

of the

collateral

or
guarantor.

For mortgage loans, the ultimate

country of risk is the country

where the real

estate is located. Similarly,

the
ultimate country of risk

for property and equipment is the

country where the property and equipment are located.

Assets
for which Switzerland is

the ultimate country of

risk are provided separately at the

bottom of the table

in order to provide
a reconciliation to total balance sheet assets.
›
Refer to the “Risk management and control” section of the

UBS AG Annual Report 2023 for more information

31.12.23 31.12.22
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch

USD m % USD m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 251,204 45 230,979 46
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 90,612 16 96,069 19
Medium risk
3 A1 to A3 A+ to A– A+ to A– 71,893 13 71,856 14
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 10,340 2 8,013 2
5 Baa3 BBB– BBB– 5,328 1 6,156 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 127 0 287 0
7 Ba2 BB BB 774 0 566 0
8 Ba3 BB– BB– 1,940 0 1,958 0
9 B1 B+ B+ 750 0 868 0
Very high risk
10 B2 B B 503 0 524 0
11 B3 B– B– 121 0 20 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 261 0 203 0
13 Caa3 to C CCC– to C CCC– to C 134 0 140 0
Distressed Default Defaulted D D 29 0 9 0
Subtotal 434,016 78 417,648 83
Switzerland

124,511 22 87,119 17
Total assets 558,527 100 504,767 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS AG Annual Report 2023.

31.12.23 31.12.22
Classification Internal UBS rating
1
Description
Moody’s Investors
Service S&P
Fitch

CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA 211,428 45 213,488 46
2 Aa1 to Aa3 AA+ to AA– AA+ to AA– 76,271 16 88,797 19
Medium risk
3 A1 to A3 A+ to A– A+ to A– 60,511 13 66,416 14
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB 8,703 2 7,407 2
5 Baa3 BBB– BBB– 4,485 1 5,690 1
High risk
6 Sub-investment grade Ba1 BB+ BB+ 107 0 265 0
7 Ba2 BB BB 651 0 523 0
8 Ba3 BB– BB– 1,633 0 1,810 0
9 B1 B+ B+ 631 0 802 0
Very high risk
10 B2 B B 423 0 485 0
11 B3 B– B– 102 0 19 0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC 220 0 187 0
13 Caa3 to C CCC– to C CCC– to C 113 0 129 0
Distressed Default Defaulted D D 24 0 8 0
Subtotal 365,302 78 386,026 83
Switzerland

104,803 22 80,524 17
Total assets 470,106 100 466,550 100
1 Internal ratings are mapped to the external ratings in line with the table published in the “Risk management and control” section of the UBS AG Annual Report 2023.

UBS AG standalone financial statements

(audited)

Note 19

Structured debt instruments
The table below provides a breakdown of

financial liabilities designated at fair value

that are considered structured debt
instruments.
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Fixed-rate bonds with structured features 5,679 2,293 4,780 2,120
Structured debt instruments issued:
Equity-linked 46,220 41,926 38,903 38,752
Rates-linked 16,681 15,925 14,040 14,719
Credit-linked 4,287 2,281 3,608 2,108
Commodity-linked
1
3,704 4,304 3,118 3,978
FX-linked 699 578 589 535
Funding received from UBS Group AG designated at fair value
2
2,711 1,959 2,282 1,811
Structured over-the-counter (OTC) debt instruments 877 1,336 738 1,235
Total financial liabilities designated at fair value 80,859 70,603 68,058 65,258
1 Includes precious metals-linked debt instruments issued.

2 Refer to Note 20 for more information.
In addition

to
Financial liabilities

designated at

fair value
, certain

structured debt

instruments were

reported within

the
balance

sheet

lines
Due

to

banks
,
Due

to

customers

and
Bonds

issued
.

These

instruments

were

bifurcated

for
measurement purposes.

As of 31 December

2023, the total

carrying amount of

the host instruments

was USD 7,555m
(CHF 6,359m)

(31 December

2022:

USD 5,379m

(CHF 4,972m))

and

the

total

carrying

amount

of

the

bifurcated
embedded derivatives was positive USD 58m (CHF 49m)

(31 December 2022: positive USD 59m (CHF 54m)).
Note 20

Funding eligible as total loss-absorbing capacity

at the UBS AG level
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Funding eligible as total loss-absorbing capacity at

the UBS AG level included in:
Funding received from UBS Group AG measured at amortized cost 67,292 59,202 56,639 54,720
Funding received from UBS Group AG designated at fair value 2,711 1,959 2,282 1,811
Bonds issued 546 3,041 460 2,811
Total funding eligible as total loss-absorbing capacity at the UBS AG level
1
70,549 64,202 59,381 59,342
1 Represents the

Swiss GAAP carrying

amount of instruments

qualifying as total

loss-absorbing capital.

In accordance with

the Basel III

framework, as applicable

to Swiss systemically

relevant banks

(SRB), total
funding eligible as total loss-absorbing capacity at the UBS AG level was USD

66,951m (CHF 56,352m) as of 31 December 2023 (31 December 2022: USD 58,823m (CHF

54,370m)). Refer to the “UBS AG standalone
regulatory information” section of this report for more information about Swiss SRB going and gone concern capital.

UBS AG standalone financial statements

(audited)

Note 21a

Share capital
UBS AG shares
The 2023 Annual General

Meeting of UBS AG

approved a change

of the share

capital currency from

the Swiss franc to
the US dollar, resulting in a slight reduction to the nominal value per share to USD 0.10 (from CHF 0.10 previously), with the amount of the reduction

allocated to the
Capital contribution reserve
. As a consequence of the change

in the share
capital

currency,

the

capital

contribution

reserve

was

also

converted

from

Swiss

francs

to

US

dollars,

resulting

in

an
increase,

with the

offset

recorded

in the
Other statutory

capital reserve
. Total

equity reported

for UBS

AG standalone
was not affected by these changes.
As of 31 December 2023,

UBS AG’s share capital

of USD 386m (CHF 386m

as of 31 December 2022)

consisted of fully
paid-up registered issued shares with

a nominal value each of

USD 0.10 (CHF 0.10 as of 31 December 2022),

which each
entitle the holder to one vote at

the meeting of the shareholders of UBS AG,

if entered into the share register

as having
the

right

to

vote,

as

well

as

a

proportionate

share

of

distributed

dividends.

UBS

AG’s

shares

are

not

subject

to

any
restrictions or limitations on their transferability.
As of 31 December 2023, shares issued by UBS AG

totaled 3,858,408,466 shares (unchanged from 31 December 2022).
The shares were all dividend bearing and held by UBS Group

AG.
Additionally, as of 31 December 2023, 380,000,000 registered shares with a nominal value of USD 0.10 each (CHF 0.10
as

of

31 December

2022)

were

available

to

be

issued

out

of

conditional

capital

through

the

voluntary

or

mandatory
exercise

of

conversion

rights

and

/

or

warrants

granted

in

connection

with

the

issuance

of

bonds

or

similar

financial
instruments on national or international capital markets.

Non-distributable reserves
Non-distributable reserves

consist of

50% of

the share

capital of

UBS AG,

amounting to

USD 193m (CHF 190m)

as of
31 December 2023 (USD 197m (CHF 193m) as of 31

December 2022).
Note 21b

Significant shareholders
The sole direct shareholder of UBS AG is UBS Group AG, which holds 100% of UBS AG shares. These shares are entitled to voting

rights. Indirect shareholders of

UBS AG

included in

the table below

are the direct

shareholders of UBS Group AG
(acting in their own name or

in their capacity as nominees for

other investors or beneficial owners) that

were registered
in the UBS Group AG share register with

3% or more of the share capital of UBS Group

AG as of 31 December 2023 or
as of 31 December

2022. The

shares and

share capital

of UBS AG

held by

indirect shareholders,

as shown

in the

table
below, represent

their relative holding of UBS Group

AG shares. They do not have voting rights in UBS

AG.
31.12.23 31.12.22
USD m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG

UBS Group AG

386 100 393 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1

29 7

28 7
Nortrust Nominees Ltd., London 15 4 17 4
Chase Nominees Ltd., London

34 9
1 DTC (Cede & Co.), New York, “The

Depository Trust Company,”

is a US securities clearing organization.

31.12.23 31.12.22
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS AG

UBS Group AG

380 100 386 100
Significant indirect shareholders of UBS AG
DTC (Cede & Co.), New York
1

28 7

27 7
Nortrust Nominees Ltd., London 15 4 17 4
Chase Nominees Ltd., London

33 9
1 DTC (Cede & Co.), New York, “The

Depository Trust Company,”

is a US securities clearing organization.

UBS AG standalone financial statements

(audited)

Note 22

Swiss and non-Swiss post-employment benefit plans
a) Assets related to non-Swiss defined benefit

plans
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Net assets for non-Swiss defined benefit plans
1

344

322

290

298
Total assets for non-Swiss defined benefit plans

344

322

290

298
1 As

of 31 December

2023, USD 341m

(CHF 287m) related

to the

UK defined

benefit pension

plan and

USD 3m (CHF 2m)

related to

the US

defined benefit

pension plan.

As of

31 December 2022,

USD 321m
(CHF 297m) related to the UK defined benefit pension plan and USD 1m (CHF 1m) related to the US defined benefit pension plan.
b) Liabilities related to Swiss pension plan and

non-Swiss defined benefit plans
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Provision for Swiss pension plan

0

0

0

0
Net defined benefit liabilities for non-Swiss defined benefit plans
1

66

65

56

60
Total provision for Swiss pension plan and net defined benefit liabilities for non-Swiss defined benefit plans

66

65

56

60
Bank accounts at UBS and UBS debt instruments held by

Swiss pension fund

11

24

10

22
UBS derivative financial instruments held by Swiss pension fund

34

7

29

6
Total liabilities related to Swiss pension plan and non-Swiss defined benefit plans

112

95

94

88
1 As of

31 December 2023,

USD 37m (CHF 31m)

related to the

US plans and

USD 14m (CHF 12m)

related to the

UK plan. As

of 31 December

2022, USD 37m (CHF 34m)

related to the

US plans and

USD 14m
(CHF 13m) related to the UK plan.
c) Swiss pension plan
USD m CHF m
As of or for the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Pension plan surplus
1

343

297

288

275
Economic benefit / (obligation) of UBS AG

0

0

0

0
Change in economic benefit / (obligation) recognized

in the income statement

0

0

0

0
Employer contributions in the period recognized in the income statement

28

41

25

39
Performance awards-related employer contributions accrued

3

4

3

4
Total pension expense recognized in the income statement within Personnel expenses

31

45

28

42
1 The pension plan

surplus is determined in

accordance with FER 26 and

consists of the reserve for

the fluctuation in asset

value. The

surplus did not represent

an economic benefit for UBS

AG in accordance

with
FER 16 both as of 31 December 2023 and 31 December 2022.
UBS AG has elected to apply

FER 16 for its Swiss pension

plan and IFRS Accounting Standards

(IAS 19) for its non-Swiss
defined benefit plans. However,

remeasurements of the

defined benefit obligations for non-Swiss

defined benefit plans
are recognized in the income statement

rather than directly in equity.

In 2023, an expense of

USD 124m (CHF 115m)

was recognized in the income

statement, driven by expenses of USD

76m
(CHF 68m) related to defined contribution plans and USD 49m (CHF

47m) related to defined benefit plans.
In 2022, a gain of USD 55m (CHF 51m)

was recognized in the income statement,

driven by a net gain related to

the UK
defined benefit

plan that

reflected an

increase in

the applicable

discount rate,

partly offset

by a

loss due

to a

negative
return on plan assets and

an increase in the applicable

inflation rate. This net gain

was partly offset by

expenses related
to the Swiss plan and other non-Swiss defined benefit plans

.
The Swiss pension plan had no employer contribution

reserve as of both 31 December 2023 and 31 December

2022.

›
Refer to Note 2 for more information
›
Refer to Note 26 to the UBS AG consolidated

financial statements in the UBS AG Annual

Report 2023 for more information about
non-Swiss defined benefit plans in accordance with IFRS

Accounting Standards

UBS AG standalone financial statements

(audited)

Note 23

Related parties
Transactions

with related parties

are conducted at

internally agreed transfer prices

or at arm’s-length terms

and neither
involve more

than the normal

risk of collectability

nor contain any

other unfavorable

features for

the firm. Loans,

fixed
advances

and

mortgages

granted

to

non-independent

members

of

the

governing

bodies

in

the

ordinary

course

of
business are also on substantially the same terms and conditions that are available to other employees, including interest
rates

and collateral.

Independent

members

of the

governing bodies

are

granted loans

and mortgages

in the

ordinary
course of business at general market conditions.
31.12.23 31.12.22
USD m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1
4,344 77,258 2,609 65,310
of which: due from / to customers
3,804 2,535 2,526 1,061
of which: funding received from UBS Group AG measured at amortized cost
70,620 61,202
of which: funding received from UBS Group AG designated

at fair value
2,711 1,959
Subsidiaries
116,967 68,654 100,990 51,093
of which: due from / to banks
35,235 51,206 26,500 39,168
of which: due from / to customers
35,319 1,267 32,075 2,801
of which: receivables / payables from securities financing transactions
15,979 15,121 13,003 7,775
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 29,380 27,678
Affiliated entities
2
16,644 2,004 332 420
of which: due from / to banks
14,821 1,194
of which: due from / to customers
904 232 219 208
External auditors
4 4
Other related parties
3
2 6 2
1 The qualified shareholder of UBS AG is

UBS Group AG.

2 Affiliated entities of UBS AG are

all direct subsidiaries of UBS Group AG, including Credit

Suisse AG.

3 Includes amounts due to /

from other participations.
31.12.23 31.12.22
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1
3,656 65,027 2,412 60,366
of which: due from / to customers
3,201 2,134 2,335 981
of which: funding received from UBS Group AG measured at amortized cost
59,440 56,568
of which: funding received from UBS Group AG designated

at fair value
2,282 1,811
Subsidiaries
98,450 57,785 93,344 47,225
of which: due from / to banks
29,657 43,099 24,494 36,202
of which: due from / to customers
29,728 1,067 29,647 2,589
of which: receivables / payables from securities financing transactions
13,450 12,727 12,018 7,187
of which: funding provided to significant regulated subsidiaries eligible as total loss-
absorbing capacity 24,729 25,582
Affiliated entities
2
14,009 1,687 307 388
of which: due from / to banks
12,475 1,005
of which: due from / to customers
761 195 202 193
External auditors
3 4
Other related parties
3
2 5 2
1 The qualified shareholder of UBS AG

is UBS Group AG.

2 Affiliated entities of UBS AG are

all direct subsidiaries of UBS Group

AG, including Credit Suisse AG.

3 Includes amounts due to / from

other participations.
As

of

31 December

2023,

off-balance

sheet

positions

related

to

subsidiaries

amounted

to

USD 8.6bn

(CHF 7.2bn)
(31 December 2022:

USD 8.0bn

(CHF 7.4bn)),

of

which

USD 6.4bn

(CHF

5.4bn)

was

guarantees

to

third

parties
(31 December 2022: USD 6.2bn

(CHF 5.7bn)) and USD

0.5bn (CHF 0.4bn) was

loan commitments (31 December

2022:
USD 0.5bn (CHF 0.5bn)).
As

of

31 December

2023,

off-balance

sheet

positions

related

to

affiliates

amounted

to

USD 1.0bn

(CHF 0.8bn)
(31 December 2022: USD

0.0bn (CHF

0.0bn)).
Loans to and deposits from members of governing bodies

were immaterial for all periods presented.

UBS AG standalone financial statements

(audited)

Note 24

Fiduciary transactions
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Fiduciary deposits 39 84 33 78
of which: placed with third-party banks 39 84 33 78
of which: placed with subsidiaries and affiliated entities 0 0 0 0
Total fiduciary transactions 39 84 33 78
Fiduciary transactions encompass

transactions entered into

by UBS AG that result

in holding or placing assets

on behalf
of

individuals,

trusts,

defined

benefit

plans

and

other

institutions.

Unless

the

recognition

criteria

for

the

assets

are
satisfied, these assets and the

related income are

excluded from UBS AG’s balance

sheet and income statement but

are
disclosed

in

this

Note

as

off-balance

sheet

fiduciary

transactions.

Client

deposits

that

are

initially

placed

as

fiduciary
transactions with UBS

AG may

be recognized on

UBS AG’s

balance sheet in

situations in

which the

deposit is

subsequently
placed within UBS AG. In such cases, these deposits are

not reported in the table above.
Note 25a

Invested assets and net new money
USD bn CHF bn
As of or for the year ended As of or for the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Discretionary assets 60 53 51 48
Other invested assets 434 415 365 384
Total invested assets
1
494 468 416 432
Net new money 23 (1) 21 (2)
1 Includes no double counts.
Note 25b

Development of invested assets
USD bn CHF bn
31.12.23 31.12.22 31.12.23 31.12.22
Total invested assets at the beginning of the year
1
468 560 432 510
Net new money

23 (1) 21 (2)
Market movements
2
3 (81) 1 (75)
Foreign currency translation 2 (10) (37) (2)
Other effects (1) 1 (1) 1
Total invested assets at the end of the year
1
494 468 416 432
1 Includes no double counts.

2 Includes interest and dividend income.
›
Refer to Note 31 to the UBS AG consolidated

financial statements in the UBS AG Annual

Report 2023 for more information

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS AG, Zurich and Basel,

Basel, 27 March 2024

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS AG (the Company), which comprise the balance sheet as at 31 December 2023 and the income statement for the year then ended, and the notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the financial statements.

UBS AG standalone financial statements

(audited)

Building a better working world

Page 2

Valuation of investments in subsidiaries and other participations

Area of Focus	As of 31 December 2023, the carrying amount of UBS AG's investments in subsidiaries and other participations is USD 48 billion. Investments in subsidiaries and other participations are equity interests that are held to carry on the business of UBS AG or for other strategic purposes. They include all subsidiaries directly held by UBS AG through which UBS AG conducts its business on a global basis. The investments are measured individually and carried at cost less impairment. The carrying amount is tested for impairment annually, with the recoverable amount being determined using a discounted dividend model. Due to the inherent uncertainties in valuing investments in subsidiaries, including forecasting and management's judgments, and considering the significance of the account we identified this area as a key audit matter.
Our audit response	Our audit procedures included the review of management's process over the valuation of investments in subsidiaries and other participations, including the impairment test. We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the various valuation models and the estimation of future cashflows, as well as governance and oversight over management's valuation process. We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. With the support of valuation specialists we assessed the assumptions and methodologies used by management, to determine the recoverable amount of the investment in subsidiaries. We also assessed the relevant disclosures regarding investments in subsidiaries and other participations (within note 4 to the financial statements).

Valuation of complex or illiquid instruments at fair value

Area of Focus	At 31 December 2023, UBS AG held financial assets and liabilities measured at fair value, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, brokerage payables designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment, were used.

UBS AG standalone financial statements

(audited)

Page 3

	Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics and inflation. The valuation techniques that required especially complex judgement were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, and volatility.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed the relevant disclosures regarding fair value measurement disclosure (within note 14 and 15 to the financial statements).

Expected credit losses	
Area of Focus	UBS AG applies in its standalone financial statements the ECL approach which is used in its consolidated financial statements under the IFRS Accounting Standards. ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees, and loan commitments not measured at fair value. ECL is also recognized on the undrawn portion of committed unconditionally revocable credit lines, which include the credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the

UBS AG standalone financial statements

(audited)

Building a better working world

Page 4

	difference between contractual cash flows and those expected to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD"). Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, related post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2023, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and post-model adjustments; and (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions. Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.
Our audit response	We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis. We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall

UBS AG standalone financial statements

(audited)

Page 5

	ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures. For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis. We also assessed the relevant disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within notes 12a to 12e to the financial statements).

Legal Provisions & contingent liability

Area of Focus	UBS AG operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established. Auditing management's assessment of legal provisions was complex and judgmental due to the significant subjectivity involved in management's estimate of the amount and probability that an outflow of resources will be required for existing legal matters, including inquiries regarding cross-border wealth management businesses. The legal provisions for these matters are based on management's estimation of the amount and likelihood of the occurrence of certain scenarios.
Our audit response	We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the amount and likelihood of the occurrence of certain scenarios. Where appropriate, we assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions and tested the underlying information. We inspected internal and external legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the

UBS AG standalone financial statements

(audited)

EY
Building a better working world

Page 6

information provided by management and performed inquiries with external counsel as necessary.

We also assessed the relevant disclosures regarding legal provisions (within note 12b to the financial statements).

Other information

The Board of Directors is responsible for the other information in the annual report. The other information comprises the information included in the annual report, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTSuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

UBS AG standalone financial statements

(audited)

Page 7

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Spiros Kavvadias
Licensed audit expert

UBS AG standalone financial statements

(audited)

UBS AG standalone regulatory information

UBS AG standalone regulatory information
UBS AG standalone regulatory information
Key metrics of the fourth quarter of 2023
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision (BCBS)

Basel III rules and IFRS

Accounting
Standards.
During the fourth

quarter of 2023,

tier 1 capital

increased by

USD 0.3bn to USD 65.1bn.

Common equity tier

1 (CET1)
capital decreased by

USD 0.6bn to USD 52.6bn,

mainly reflecting additional

accruals for capital

returns to UBS Group AG.
Additional tier 1 (AT1)

capital issued by the

Group and on-lent to UBS

AG increased by USD 0.8bn to

USD 12.5bn, mainly
reflecting

two

issuances

of

AT1

capital

instruments

of

USD 3.5bn

and

positive

impacts

from

interest

rate

risk

hedge,
foreign currency translation and other

effects. These increases were partly

offset by a USD 2.5bn AT1 capital instrument
that ceased to

be eligible as

going concern capital

when we issued

a notice of

redemption of this

instrument in the fourth
quarter

of

2023. In

addition,

two

high-trigger

loss-absorbing

AT1

capital

instruments

of

an

equivalent

of

USD

0.6bn
previously on-lent from the Group to UBS AG were transferred to Credit Suisse AG on 20 October 2023.
Phase-in risk-weighted assets

(RWA) increased by

USD 6.6bn to USD 354.1bn

during the fourth

quarter of 2023,

primarily
driven

by

increases

in

credit

and

counterparty

credit

risk

RWA

and

participation

RWA,

partly

offset

by

decreases

in
operational risk RWA and market risk RWA.
The leverage ratio denominator (the LRD) increased by USD 35.0bn to USD 643.9bn, driven by a USD 19.2bn increase in asset

size

and

other

movements

and

a

USD

15.9bn

increase

in

currency

effects.

The

increase

in

asset

size

and

other
movements

was

mainly

driven

by

higher

on-balance

sheet

assets,

mainly

due

to

higher

trading

portfolio

assets

and
lending balances, and securities financing transactions, partly offset by lower derivative exposures.
Correspondingly, the CET1 capital

ratio of UBS AG standalone

decreased to 14.8% from

15.3%, reflecting the increase
in RWA and the

decrease in CET1

capital. The firm’s

Basel III leverage ratio

decreased to 10.1%

from 10.6%, reflecting
the increase in the LRD, partly offset by the aforementioned increase in tier 1 capital.
The quarterly average liquidity coverage ratio (LCR) of UBS AG standalone increased 34.2 percentage points to 260.2%,
remaining above the

prudential requirement communicated by

the Swiss Financial

Market Supervisory Authority (FINMA).
The movement

in the

quarterly

average LCR

was driven

by an

increase in

average high-quality

liquid assets

(HQLA) of
USD 20.7bn to

USD 130.0bn, mainly

driven by

an increase

in customer

deposits. The

effect of

the increase

in average
HQLA was

slightly

offset

by

an increase

in average

net cash

outflows

of USD

1.6bn

to USD 50.4bn,

mainly

driven

by
lower net inflows from securities financing transactions.
As of 31 December 2023, the

net stable funding ratio decreased

2.7 percentage points to 91.7%,

remaining above the
prudential requirement

communicated

by FINMA.

Available stable

funding increased

by USD 16.0bn

to USD 279.8bn,
mainly

driven

by

higher

customer

deposits,

debt

issued

and

regulatory

capital.

Required

stable

funding

increased

by
USD 25.8bn to USD 304.9bn, mainly driven by higher trading and lending assets.

UBS AG standalone regulatory information

KM1: Key metrics
USD m, except where indicated
31.12.23 30.9.23 30.6.23 31.3.23 31.12.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

52,553

53,107

53,904

53,476

53,995
2 Tier 1
1

65,051

64,767

65,622

65,791

65,836
3 Total capital
1

65,052

64,767

65,622

66,279

66,321
Risk-weighted assets (amounts)
2
4 Total risk-weighted assets (RWA)

354,083

347,514

343,374

348,235

332,864
4a Minimum capital requirement
3

28,327

27,801

27,470

27,859

26,629
Risk-based capital ratios as a percentage of RWA
2
5 CET1 ratio (%)
1

14.84

15.28

15.70

15.36

16.22
6 Tier 1 ratio (%)
1

18.37

18.64

19.11

18.89

19.78
7 Total capital ratio (%)
1

18.37

18.64

19.11

19.03

19.92
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.12

0.11

0.09

0.08

0.06
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4
11 Total of bank CET1 specific buffer requirements (%)
5

2.62

2.61

2.59

2.58

2.56
12 CET1 available after meeting the bank’s minimum capital requirements (%)
6

10.34

10.64

11.11

10.86

11.72
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

643,939

608,933

606,158

589,317

575,461
14 Basel III leverage ratio (%)
1

10.10

10.64

10.83

11.16

11.44
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

129,961

109,248

97,726

98,761

101,609
16 Total net cash outflow

50,376

48,781

47,083

52,382

53,616
16a of which: cash outflows

163,836

160,990

160,163

163,526

156,764
16b of which: cash inflows

113,460

112,210

113,080

111,144

103,148
17 LCR (%) 260.16

225.93

207.98

189.11

191.19
Net stable funding ratio (NSFR)
8
18 Total available stable funding 279,758

263,737

253,927

254,983

254,433
19 Total required stable funding 304,938

279,160

283,937

288,991

280,166
20 NSFR (%) 91.74

94.48

89.43

88.23

90.82
1 As of 1 July 2022, capital

amounts exclude the transitional relief

of recognizing ECL allowances and

provisions in CET1 capital in accordance

with FINMA Circular 2013/1 “Eligible capital

– banks”.

2 Based on
phase-in rules for RWA. Refer to “Swiss

SRB going and gone concern requirements and information”

below for more information.

3 Calculated as 8% of total RWA,

based on total capital minimum requirements,
excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for

UBS AG standalone are provided below in this section.

5 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable,

minus the BCBS tier 2 capital requirement met

with CET1 capital.

7 Calculated after the application of haircuts and inflow

and outflow rates, as well

as,
where applicable, caps on Level 2 assets and cash

inflows. Calculated based on an average of 63

data points in the fourth quarter of 2023 and 63 data

points in the third quarter of 2023. Fo

r

the prior-quarter data
points, refer to

the respective Pillar 3

Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for more information.

8 In accordance

with Art. 17h

para. 3 and

4 of the

Liquidity Ordinance,

UBS AG
standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.
▲

UBS AG standalone regulatory information

Swiss systemically relevant bank going and gone concern

requirements and information

UBS AG standalone is considered a systemically relevant

bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.
The

capital

requirements

based

on

RWA

include

a

minimum

CET1

capital

requirement

of

10.12%,

including

a
countercyclical buffer

of 0.12%,

and a

total going

concern capital

requirement of

14.42%, including

a countercyclical
buffer of 0.12%. The capital requirements based on the

LRD include a minimum CET1 capital requirement of

3.5% and
a total going concern leverage ratio requirement of 5.0%.
CET1 capital

and high

-trigger AT1

capital instruments

are eligible

as going

concern capital.

As of

31 December

2023,
one

remaining

outstanding

low-trigger

AT1

capital

instrument,

amounting

to

USD 1.2bn,

that

was

on-lent

from
UBS Group AG to UBS AG qualified as going concern capital,

as agreed with FINMA.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
UBS AG standalone

is subject to

a gone concern

capital requirement

based on the

sum of: (i)

the nominal value

of the
gone concern

instruments issued by

UBS entities

and held by

the parent

firm; (ii)

75% of

the capital

requirements resulting
from third-party exposure

on a standalone

basis; and (iii)

a buffer requirement

equal to 30%

of the Group’s

gone concern
capital requirement on UBS AG’s consolidated exposure. A transitional period until 2024 has been granted for the buffer
requirement. The

gone concern

capital coverage

ratio reflects

how much

gone concern

capital is available

to meet

the
gone

concern

requirement.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel

III-
compliant tier 2 capital instruments

and total loss-absorbing

capacity-eligible unsecured debt

instruments are eligible to
meet gone concern requirements until one year before

maturity.
For direct and indirect

investments, including the holding of

regulatory capital instruments of UBS AG by

subsidiaries that
are active

in banking

and finance,

a FINMA

decree introduced

a risk-weighting

approach, with

a phase-in

period until
1 January 2028. Starting

from 1 July

2017, these investments

were risk-weighted at

200%. From

1 January 2019 onward,
the risk weights are being gradually raised by

5 percentage points per year for Switzerland-domiciled investments and by
20 percentage points per year for

foreign-domiciled investments until the

fully applied risk weights

are 250% and 400%,
respectively.

As

of

31 December

2023,

the

applicable

phase-in

risk

weights

were

225%

for

Switzerland-domiciled
investments and 300% for foreign-domiciled investments.

›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG

UBS AG standalone regulatory information

Quarterly |
The tables

below provide

details of

the Swiss

SRB RWA-

and LRD-based

going and

gone concern

requirements
and information as required by FINMA; details regarding

eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.42
1

51,048

14.42
1

57,577

5.00
1

32,197
Common equity tier 1 capital

10.12

35,822

10.12

40,404

3.50

22,538
of which: minimum capital

4.50

15,934

4.50

17,972

1.50

9,659
of which: buffer capital

5.50

19,475

5.50

21,965

2.00

12,879
of which: countercyclical buffer

0.12

414

0.12

467
Maximum additional tier 1 capital

4.30

15,226

4.30

17,173

1.50

9,659
of which: additional tier 1 capital

3.50

12,393

3.50

13,978

1.50

9,659
of which: additional tier 1 buffer capital

0.80

2,833

0.80

3,195
Eligible going concern capital
Total going concern capital

18.37

65,051

16.29

65,051

10.10

65,051
Common equity tier 1 capital

14.84

52,553

13.16

52,553

8.16

52,553
Total loss-absorbing additional tier 1 capital

3.53

12,498

3.13

12,498

1.94

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

3.19

11,286

2.83

11,286

1.75

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

0.34

1,212

0.30

1,212

0.19

1,212
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

354,083

399,369
Leverage ratio denominator

643,939
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

48,406
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,452
Gone concern capital coverage ratio

112.49
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two

years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

UBS AG standalone regulatory information

Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 30.9.23 31.12.22
Eligible going concern capital
Total going concern capital

65,051

64,767

65,836
Total tier 1 capital

65,051

64,767

65,836
Common equity tier 1 capital

52,553

53,107

53,995
Total loss-absorbing additional tier 1 capital

12,498

11,660

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

11,286

10,466

10,654
of which: low-trigger loss-absorbing additional tier 1 capital

1,212

1,194

1,187
Eligible gone concern capital
Total gone concern loss-absorbing capacity

54,452

53,343

46,982
Total tier 2 capital

533

530

2,949
of which: low-trigger loss-absorbing tier 2 capital

0

0

2,421
of which: non-Basel III-compliant tier 2 capital

533

530

528
TLAC-eligible unsecured debt

53,920

52,814

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

119,504

118,110

112,818
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

354,083

347,514

332,864
of which: investments in Switzerland-domiciled subsidiaries
1

43,448

41,355

39,589
of which: investments in foreign-domiciled subsidiaries
1

121,374

120,263

121,021
Risk-weighted assets, fully applied as of 1.1.28

399,369

392,197

390,128
of which: investments in Switzerland-domiciled subsidiaries
1

48,276

45,950

44,988
of which: investments in foreign-domiciled subsidiaries
1

161,832

160,350

172,887
Leverage ratio denominator

643,939

608,933

575,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.4

18.6

19.8
of which: common equity tier 1 capital ratio, phase-in

14.8

15.3

16.2
Going concern capital ratio, fully applied as of 1.1.28

16.3

16.5

16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.2

13.5

13.8
Leverage ratios (%)
Going concern leverage ratio

10.1

10.6

11.4
of which: common equity tier 1 leverage ratio

8.2

8.7

9.4
Capital coverage ratio (%)
Gone concern capital coverage ratio

112.5

115.6

117.1
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 225%

and 300%, respectively,

for the current year.

Risk weights will

gradually increase by

5 percentage points per year

for Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

UBS AG standalone regulatory information

Climate risk
Annual |
Our climate

strategy and

governance are

determined and

overseen at

the UBS

Group level.

Similarly, we

identify
and manage climate risks,

including climate-related financial risks, in

our own operations, balance sheet,

client assets and
supply chain at the UBS Group level.

Climate-related metrics for the UBS AG legal entity are presented in the UBS Group AG Annual Report 2023.
›
Refer to “Our focus on sustainability and climate”

in the “How we create value for our stakeholders”

section and to
“Sustainability and climate risk” in the “Risk management

and control” section of the UBS Group AG Annual

Report 2023 for more
information
›
Refer to “Our sustainability and impact strategy” in

the “Strategy” section of the UBS Group AG

Sustainability Report 2023,
available from 28 March 2024 under “Annual reporting” at ubs.com/investors , for more information
Non-financial report
UBS

Group

AG

and

UBS

AG

have

issued

a

separate

non-financial

group

report.

This

report

provides

disclosures

on
environmental, social

and governance

(ESG) matters

for UBS

as a

group. For

UBS AG

and its

consolidated subsidiaries,
this

report

also

provides

the

disclosures

on

non-financial

information

required

by

the

German

law

implementing

EU
Directive 2014/95

(
CSR-Richtlinie-Umsetzungsgesetz

/
CSR-RUG
), in

accordance with

Art. 114

of the

Securities Trading
Act (
Wertpapierhandelsgesetz

/
WpHG
), and for UBS AG on a standalone basis, it provides disclosure under Art. 8 of the
EU Taxonomy Regulation. The report is available under “Annual reporting” at
ubs.com/investors.
›
Refer to the UBS Group Sustainability Report 2023 available at ubs.com/investors , for more information

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

Zurich, 28 March 2024
Consent of Independent Registered Public

Accounting Firm
We consent to the incorporation by reference in each of the following registration statements of UBS AG:
(1)
on Form F-3 (Registration Number 333-263376),

and each related prospectus currently outstanding under
such registration statement,
(2)
the base prospectus of Corporate Asset Backed Corporation

(CABCO) dated 23 June 2004 (Registration
Number 333-111572),
(3)
the Form 8-K of CABCO dated 23 June 2004

(SEC File Number 001-13444), and
(4)
the Prospectus Supplements relating to the CABCO Series

2004-101 Trust dated 10 May 2004
(Registration Number 033-91744) and 17 May

2004 (Registration Number 033-91744-05),

of our report dated 27 March 2024, with respect to the standalone financial statements of UBS AG for the

year
ended 31 December 2023 included in this

Report of Foreign Private Issuer (Form 6-K)

dated 28 March 2024, filed
with the Securities and Exchange Commission.
/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) the registration statement of UBS AG on Form F-3
(Registration Number 333-263376), and into each prospectus outstanding under the foregoing registration
statement, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that
incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with
the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation

(“CABCO”) dated June 23, 2004
(Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements relating to the CABCO Series

2004-101 Trust dated May 10, 2004
and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director
Date:

March 28, 2024